Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HEXO Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of HEXO Corp. and its subsidiaries (together, the Company) as of July 31, 2021 and 2020, and the related consolidated statements of net loss and comprehensive loss, of changes in shareholders' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of July 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of July 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to the Company's control environment, risk assessment procedures, monitoring activities, anti- fraud control activities, information and communication processes, control activities, period-end financial reporting, non-routine, unusual or complex transactions, transaction-level control activities, and information technology general controls.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management's Report on Internal Controls over Financial Reporting included in the 2021 Management's Discussion & Analysis. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has had cash outflows from operating activities, and has financial liabilities that may require significant cash outflows over the next twelve months, that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

99 Bank Street, Suite 710, Ottawa, Ontario, Canada K1P 1E4
T: +1 613 237 3702, F: +1 613 237 3963

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership

Change in Accounting Principle

As discussed in note 4 to the consolidated financial statements, the Company changed the manner in which it accounts for leases as of August 1, 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Controls over Financial Reporting, management has excluded Zenabis Global Inc. from its assessment of internal control over financial reporting as of July 31, 2021 because it was acquired by the Company in a purchase business combination during 2021. We have also excluded Zenabis Global Inc. from our audit of internal control over financial reporting. Zenabis Global Inc. is a wholly-owned subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent 14% and 5%, respectively, of the related consolidated financial statement amounts as of and for the year ended July 31, 2021.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fair value component of biological assets harvested into dried cannabis inventory

As described in notes 4, 9 and 10 to the consolidated financial statements, the Company measures biological assets using the income approach at fair value less costs to sell at the point of harvest (fair value component), which becomes the basis for the cost of related inventories after harvest. The Company transferred $89.8 million from biological assets to dried cannabis inventory for the year ended July 31, 2021. The dried cannabis inventory cost as of July 31, 2021 includes a fair value component of $24.3 million which represents the fair value less cost to sell of the biological asset at the point of harvest. Determining the fair value component requires management to make significant estimates, judgment and assumptions in the fair value less cost to sell model relating to expected yields for the cannabis plants, sales price and expected post-harvesting costs.

The principal considerations for our determination that performing procedures relating to the fair value component of biological assets harvested into dried cannabis inventory is a critical audit matter are the significant judgment by management when determining the fair value less cost to sell of the biological asset at the point of harvest which includes assumptions when determining the fair value less costs to sell. As described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, material weaknesses were identified related to this matter. This led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management's determination of the fair value component and the significant assumptions related to expected yields for the cannabis plants, sales price and expected post-harvesting costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management's process for determining the fair value component; evaluating the appropriateness of the method and model used to calculate the fair value component; testing the completeness and accuracy of the underlying data used in the model; and evaluating the reasonableness of the significant assumptions used by management. Evaluating the reasonableness of the significant assumptions used by management related to expected yields for the cannabis plants, sales price and expected post-harvesting costs involved evaluating whether the assumptions used by management were reasonable by considering actual historical information; consistency with evidence obtained in other areas of the audit; recent market data; and considering sensitivities over significant assumptions.

Valuation of the acquired cultivation and processing license as part of the acquisition of Zenabis Global Inc.

As described in notes 4 and 15 to the consolidated financial statements, the Company completed the acquisition of Zenabis Global Inc. (acquired business) for a purchase consideration of $211.8 million. The net assets acquired included a $28.9 million cultivation and processing license. Management applied judgment in estimating the fair value of the acquired cultivation and processing license. The Company recorded the acquired cultivation and processing license at fair value using a discounted cash flow methodology, which involved significant assumptions such as forecasted gross margin and estimated time to obtain a license and complete cultivation and production ramp-up.

The principal considerations for our determination that performing procedures relating to the valuation of the acquired cultivation and processing license as part of the acquisition of Zenabis Global Inc. is a critical audit matter are the judgment by management when developing the fair value of the acquired cultivation and processing license, the significant audit effort in evaluating the significant assumptions related to forecasted gross margin and estimated time to obtain a license and complete cultivation and production ramp-up, and the audit effort involved the use of professionals with specialized skill and knowledge. As described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, a material weakness was identified related to this matter. This led to the high degree of auditor judgment and subjectivity in performing procedures relating to the fair value of the acquired cultivation and processing license and the significant assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, reading the purchase agreement, and testing management's process for estimating the fair value of the cultivation and processing license acquired. Testing management's process included evaluating the appropriateness of the valuation method, testing the completeness and accuracy of the underlying data used in the valuation method, and evaluating the reasonableness of significant assumptions used by management. Evaluating the reasonableness of the significant assumption used by management related to forecasted gross margin involved considering the past performance of the acquired business, other comparable peer data, as well as assessing whether this assumption was consistent with evidence obtained in other areas of the audit. Evaluating the reasonableness of the significant assumption used by management related to estimated time to obtain a license and complete cultivation and production ramp- up involved considering the past experience in developing licensed facilities and other comparable peer data. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company's valuation method and the reasonableness of the forecasted gross margin assumption.

Accounting for the Day 1 loss in the senior secured convertible note

As described in notes 4 and 19 to the consolidated financial statements, on May 27, 2021 the Company issued a US$ denominated senior secured convertible note (the Note) at a principal amount of $434.6 million (US$360.0 million). The Note was sold at a transaction price of $395.5 million (US$327.6 million). The Note includes multiple embedded derivatives and has been designated in its entirety as a financial liability at fair value through profit and loss. Management determined that the fair value of the Note on issuance does not equal the transaction price, which was attributed, among other things, to a premium paid as a result of the limited time available to close the financing required to secure the Redecan acquisition. The fair value of the Note at initial recognition, determined using a valuation technique that includes unobservable inputs, was $491.7 million (US$407.3 million), resulting in a difference between the transaction price and the fair value of $96.2 million (US$79.7 million) (Day 1 loss). Management determined that the Day 1 loss cannot be recognized in the consolidated statement of net loss and comprehensive loss on initial recognition of the Note but should be deferred and recognized as a loss only to the extent that it arises from a change in a factor that market participants would take into account when pricing the Note. Management determined that time is such a factor specific to the Note and the Day 1 loss is recognized on a straight line basis in the consolidated statement of net loss and comprehensive loss over the contractual life of the Note. Management used significant judgment to determine the accounting for the Day 1 loss in the Note.

The principal considerations for our determination that performing procedures relating to the accounting for the Day 1 loss in the senior secured convertible note is a critical audit matter are the significant judgment by management in determining the accounting for the Day 1 loss in the Note. As described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, a material weakness was identified related to this matter. This led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management's assessment of the accounting for the Day 1 loss in the Note.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, reading the Note agreement; evaluating whether the key terms in management's accounting memorandum have been appropriately identified; evaluating the reasonableness of management's assessment that unobservable inputs in the valuation technique led to the deferral of the Day 1 loss in the Note by considering the limited time available to close the financing required to secure the Redecan acquisition, the factors specific to the transaction and the Note, the inputs applied in the fair value of the Note, and consistency with evidence obtained in other areas of the audit; evaluating the reasonableness of management's assessment that time is the factor that market participants would take into account when pricing the Note by considering the terms of the Note agreement; and evaluating the sufficiency of the Company's consolidated financial statement disclosures related to this matter.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Ottawa, Canada

October 29, 2021

We have served as the Company's auditor since 2020.

HEXO Corp. 2021 Consolidated Financial Statements

HEXO Corp. 2021 Consolidated Financial Statements

Consolidated Statements of Financial Position
(expressed in thousands of Canadian Dollars)

As at	Note	July 31, 2021	July 31, 2020
Assets		$	$
Current assets
Cash and cash equivalents	5	67,462	184,173
Restricted funds	6	132,246	8,261
Cash held in escrow	7	285,779	-
Trade receivables	26	37,421	19,426
Commodity taxes recoverable and other receivables	8	13,549	16,733
Prepaid expenses		7,490	4,606
Inventory	9	135,327	64,933
Biological assets	10	14,284	7,571
		693,558	305,703
Non-current assets
Property, plant and equipment	13	393,902	285,366
Intangible assets	14	50,608	16,008
Investment in associate and joint ventures	11	74,679	76,306
Lease receivable		4,453	3,865
License and prepaid royalty		-	1,020
Long-term investments	12	2,492	3,209
Prepaid expenses		3,922	1,392
Goodwill	16	88,189	-
Total assets		1,311,803	692,869
Liabilities
Current liabilities
Accounts payable and accrued liabilities		63,557	32,451
Excise taxes payable		6,591	7,121
Warrant liabilities	17	5,733	3,450
Lease liability	20	1,730	4,772
Loans and borrowings - current	21	50,159	29,930
Convertible debentures - current	18	3,406	-
Senior secured convertible note	19	367,699	-
Onerous contract	31	4,763	4,763
		503,638	82,487
Non-current liabilities
Lease liability	20	42,155	24,344
Convertible debentures	18	33,089	28,969
Deferred income tax liability	37	136	-
Other long-term liabilities		520	393
Total liabilities		579,538	136,193
Shareholders' equity
Share capital	22	1,267,967	1,023,788
Share-based payment reserve	24	69,750	65,746
Warrant reserve	23	124,112	95,617
Contributed surplus		41,290	27,377
Accumulated deficit		(773,993)	(659,231)
Accumulated other comprehensive income		1,152	-
Total equity attributable to shareholders of HEXO Corp.		730,278	553,297
Non-controlling interest	33	1,987	3,379
Total shareholders' equity		732,265	556,676
Total liabilities and shareholders' equity		1,311,803	692,869
Going Concern (Note 2)
Commitments and contingencies (Note 31)
Subsequent events (Note 38)

Approved by the Board of Directors

/s/ Jason Ewart, Director

/s/ Michael Munzar, Director

The accompanying notes are an integral part of these consolidated financial statements

HEXO Corp. 2021 Consolidated Financial Statements

Consolidated Statements of Net Loss and Comprehensive Loss

(expressed in thousands of Canadian Dollars, except per share data)

For the year ended	Note	July 31, 2021	July 31, 2020
Revenue from sale of goods	34	173,081	110,149
Excise taxes		(49,583)	(29,598)
Net revenue from sale of goods		123,498	80,551
Ancillary revenue		271	233
Net revenue		123,769	80,784
Cost of goods sold	9,24	94,703	127,205
Gross profit/(loss) before fair value adjustments		29,066	(46,421)
Fair value component in inventory sold	9	31,767	40,910
Unrealized gain on changes in fair value of biological assets	10	(51,499)	(29,356)
Gross profit/(loss)		48,798	(57,975)

Operating expenses
Selling, general and administrative	27	58,187	52,793
Marketing and promotion		10,348	12,474
Share-based compensation	27	11,731	25,790
Research and development		3,835	4,639
Depreciation of property, plant and equipment	13	6,097	6,072
Amortization of intangible assets	14	2,050	3,939
Restructuring costs		3,283	4,767
Impairment of property, plant and equipment	13	20,230	79,418
Impairment of intangible assets	14	-	108,189
Impairment of goodwill		-	111,877
Recognition of onerous contract		-	4,763
Disposal of long-lived assets		1,294	-
Loss/(gain) on disposal of property, plant and equipment		64	3,855
Acquisition and transaction costs		17,174	-
		134,293	418,576
Loss from operations		(85,495)	(476,551)

Interest income (expense), net	28	(30,523)	(8,141)
Non-operating income (expense), net	28	859	(67,820)
Loss and comprehensive loss attributable to shareholders before tax	37	(115,159)	(552,512)
Current and deferred tax recovery		397	6,023
Net loss		(114,762)	(546,489)
Other comprehensive income
Foreign currency translation		(17)	-
Gain on fair value due to changes in credit spread, net of tax		1,169	-
Net loss and comprehensive loss		(113,610)	(546,489)
Comprehensive loss attributable to:
Shareholders of HEXO Corp.		(113,477)	(546,489)
Non-controlling interest		(133)	-
		(113,610)	(546,489)
Net loss and comprehensive loss per share, basic and diluted		(0.89)	(7.08)
Weighted average number of outstanding shares
Basic and diluted	25	127,300,903	77,376,174

The accompanying notes are an integral part of these consolidated financial statements

HEXO Corp. 2021 Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders' Equity
(expressed in thousands of Canadian Dollars, except per share data)
For the year ended	Note	Number of common shares	Share capital	Share-based payment reserve	Warrant reserves	Contributed surplus	Accumulated OCI	Accumulated deficit	Non-controlling interest	Total equity
			$	$	$	$	$	$	$	$
Balance at July 31, 2019		64,245,441	799,706	40,315	60,433	-	-	(112,742)	1,000	788,712
June 2020 at the market offering		8,235,620	33,263	-	-	-	-	-	-	33,263
May 2020 at the market offering		15,985,000	43,495	-	10,998	-	-	-	-	54,493
April 2020 underwritten offering		14,950,000	22,928	-	20,182	-	-	-	-	43,110
$70m private placement unsecured convertible debenture		-	-	-	-	23,902	-	-	-	23,902
USD$25m registered offering		3,742,516	25,229	-	-	-	-	-	-	25,229
USD$20m registered offering		2,994,012	21,073	-	-	-	-	-	-	21,073
Early conversion of debentures		9,331,250	72,005	-	13,354	(10,362)	-	-	-	74,997
Issuance fees		-	-	-	-	(27)	-	-	-	(27)
Expiry of warrants		-	-	-	(7,881)	7,881	-	-	-	-
Exercise of warrants		1,103,469	5,866	-	(1,469)	-	-	-	-	4,397
Exercise of stock options	24	29,133	223	(89)	-	-	-	-	-	134
Expiry of stock options		-	-	(5,983)	-	5,983	-	-	-	-
Equity-settled share-based payments	18,21	-	-	31,503	-	-	-	-	-	31,503
Non-controlling interest		-	-	-	-	-	-	-	2,379	2,379
Net loss		-	-	-	-	-	-	(546,489)	-	(546,489)
Balance at July 31, 2020		120,616,441	1,023,788	65,746	95,617	27,377	-	(659,231)	3,379	556,676
June 2020 at the market offering	22	244,875	-	-	-	-	-	-	-	-
May 2021 at the market offering, net	22	6,373,926	45,257	-	-	-	-	-	-	45,257
Acquisition of Zenabis Global Inc	15	17,579,336	151,358	7,282	32,354	-	-	-	(1,340)	189,654
Transaction costs	15	448,639	3,612	-	-	-	-	-	-	3,612
Senior secured convertible note, net		4,602,241	29,540	-	-	-	-	-	-	29,540
Exercise of stock options	24	410,051	3,213	(1,983)	-	-	-	-	-	1,230
Exercise of equity settled RSUs		223,506	1,267	(1,554)	-	-	-	-	-	(287)
Expiry of stock options		-	-	(12,891)	-	12,891	-	-	-	-
Exercise of warrants	23	2,146,931	9,932	-	(3,126)	-	-	-	-	6,806
Expiry of warrants		-	-	-	(733)	733	-	-	-	-
Equity-settled share-based payments	24	-	-	13,150	-	-	-	-	-	13,150
Other Comprehensive Income		-	-	-	-	-	1,152	-	-	1,152
Non-controlling interest	33	-	-	-	-	289	-	-		289
Net loss		-	-	-	-	-	-	(114,762)	(52)	(114,814)
Balance at July 31, 2021		152,645,946	1,267,967	69,750	124,112	41,290	1,152	(773,993)	1,987	732,265

The accompanying notes are an integral part of these consolidated financial statements

HEXO Corp. 2021 Consolidated Financial Statements

Consolidated Statements of Cash Flows
(expressed in thousands of Canadian Dollars)
For the year ended	Note	July 31, 2021	July 31, 2020
Operating activities		$	$
Net loss		(114,762)	(546,489)
Items not affecting cash	36	71,263	508,484
Changes in non-cash operating working capital items	36	431	(56,549)
Cash used in operating activities		(43,068)	(94,554)
Financing activities
Proceeds from issuance of senior secured note, net	19	377,433	-
Proceeds from issuance of common shares, net		46,140	186,673
Shortfall payments and other transaction costs		(4,482)	-
Proceeds from the exercise of stock options	24	1,230	134
Payments on RSU exercise	24	(287)	-
Proceeds from the exercise of warrants	23	6,806	4,291
Repayments of term loan	21	(38,415)	(3,500)
Interest paid on term loan		(2,035)	(1,849)
Lease payments	20	(4,835)	(4,341)
Issuance of unsecured convertible debentures	18	-	70,000
Interest paid on unsecured convertible debentures	18	(3,583)	(3,205)
Cash provided financing activities		377,972	248,203
Investing activities
Settlement of short-term investments		-	25,420
Proceeds from sale of investments		-	7,871
Cash outflows to restricted cash	6	(120,985)	13,089
Cash outflows to cash held in escrow	7	(276,654)	-
Net cash acquired on business combination	15	2,804	-
Issuance of convertible debenture receivable	15	(19,500)	-
Proceeds from sale of property, plant and equipment		93	10,966
Acquisition of property, plant and equipment		(30,004)	(109,040)
Purchase of intangible assets		(2,336)	(856)
Investment in associates and joint ventures	11	(5,033)	(30,494)
Cash used in investing activities		(451,615)	(83,044)
(Decrease)/increase in cash and cash equivalents		(116,711)	70,605
Cash and cash equivalents, beginning of year		184,173	113,568
Cash and cash equivalents, end of year		67,462	184,173
Supplemental cashflow information in Note 36.

The accompanying notes are an integral part of these consolidated financial statements.

HEXO Corp. 2021 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended July 31, 2021 and 2020

(expressed in thousands of Canadian Dollars, except share amounts or where otherwise stated)

1. Description of Business

HEXO Corp. ("HEXO" or the "Company"), is a publicly traded corporation, incorporated in Ontario, Canada. HEXO is licensed to produce and sell cannabis and cannabis products under the Cannabis Act. The head office is located at 120 Chemin de la Rive, Gatineau, Canada. The Company's common shares are listed on the Toronto Stock Exchange ("TSX") and the National Association of Securities Dealers Automated Quotations ("Nasdaq"), both under the trading symbol "HEXO". The Company was listed on the New York Stock Exchange up to August 24, 2021, at which time the Company transferred its US listing to the Nasdaq.

2. Going Concern

These consolidated financial statements have been prepared using International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board applicable to a going concern, which assumes that the Company will be able to continue its operations and will be able to realize its assets and settle its liabilities in the normal course of business as they come due in the foreseeable future.

For the year ended July 31, 2021, the Company reported an operating loss of $85,495; cash outflows from operating activities of $43,068 and an accumulated deficit of $773,993. In addition, the Cash held in escrow were released subsequent to year end to finance the Redecan acquisition (Note 38).

Under the terms of the Senior Secured Convertible Note, the holder has the option to require monthly redemptions, which are settled in either cash or equity. In order to retain the right to settle the monthly redemptions in either cash or equity, the Company must maintain, for each of the 20 previous trading days, a daily volume weighted average price per common share on the Nasdaq Capital Market ("VWAP") above US$1.50, as well as meet certain other conditions (Note 19). In the event that these conditions are not met, the Company must seek a waiver from the holder in order to settle each monthly redemption in equity (the "Equity Condition Waiver"). If the holder does not grant the Equity Condition Waiver, the monthly redemption is required to be settled in cash. These monthly redemptions may result in significant cash outflows over the next twelve months (Note 19).

On October 22, 2021, the Company negotiated an amendment to the terms of the Senior Secured Convertible Note which resulted in reducing the daily VWAP attached to the Equity Condition Waiver from US$5.00 to US$1.50. In addition, to date, when requested, the holder has granted the Equity Condition Waiver and has permitted settlement of the monthly redemptions in equity. However, there can be no assurances that the Equity Conditions Waiver will continue to be met, or if they are not met, that the holder will continue to grant equity waivers to permit settlement of the monthly redemptions in equity. As such, there exists a risk that significant cash outflows may be required over the next twelve months under the terms of the Senior Secured Convertible Note.

Existing funds on hand, when combined with operational cash flow, are not sufficient to fund existing debt repayments, capex budgets, and potential cash requirements under the Senior Secured Convertible Note. Management is exploring several options to secure the necessary financing, which could include the issuance of new public or private equity or debt instruments, supplemented with operating cash inflows from operations. Nevertheless, there is no assurance that certain sources of additional future funding will be available to the Company or will be available on terms which are acceptable to management.

These circumstances create material uncertainties that lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company's ability to continue as a going concern is dependent upon its ability to fund the repayment of existing borrowings, secure additional financing and to generate positive cash flows from operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary If the company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

HEXO Corp. 2021 Consolidated Financial Statements

3.   Basis of Preparation

i.    Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ('IASB").

These consolidated financial statements were approved and authorized for issue by the Board of Directors on October 29, 2021.

ii.   Basis of Measurement

The consolidated financial statements have been prepared on an historical cost basis except for certain financial instruments which are carried at fair value and biological assets carried at fair value less cost to sell, as detailed in the Company's accounting policies.

iii. Functional and Presentation Currency

The consolidated financial statements are presented in Canadian dollars, which is the parent's functional currency. Each entity within the Company determines its own functional currency based on the primary economic environment in which it operates.

iv.  Uncertainty of COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. More recently, outbreaks of COVID-19 variants across the globe continue to prolong the pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. These measures are continuously monitored and modified by the applicable governmental authorities in Canada and certain of these remained in effect as at July 31,  2021.

The production and sale of cannabis in Canada was deemed an essential service throughout the year ended July 31,2021 and 2020. However, the industry was impacted by the COVID-19 restriction of limited in store shopping at retailers. The Company regularly monitors the impact of the ongoing pandemic on all aspects of its business and operations and as of July 31, 2021, we have not observed any material changes to the Company’s operations.

v.    Share Consolidation

The Company finalized a share consolidation on the basis of four pre-consolidation common shares for one post-consolidation common share (4:1) by way of shareholder approval at the annual and special meeting of shareholders held December 11, 2020 (the "Share Consolidation"). The Share Consolidation was effected by the filing of articles of amendment to the Company's articles under the Business Corporations Act (Ontario) on December 18, 2020. All balances of common shares, common share purchase warrants, stock options and restricted share units herein are reflective of the Share Consolidation (unless otherwise noted).

Basis of Consolidation

SUBSIDIARIES

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity and be exposed to, or have rights to, the variable returns from its activities. The financial statements of subsidiaries are consolidated from the date that control commences until the date that control ceases. All intercompany transactions, balances, and unrealized gains and losses are eliminated upon consolidation.

Non-controlling interest ("NCI") represents the portion of equity ownership in subsidiaries not attributable to the Company's shareholders. NCI is initially measured as the proportionate share of its interest in the acquiree's identifiable net assets as at the date of acquisition and subsequently adjusted for the proportionate share of net earnings and other comprehensive income (loss) attributable to the NCI, as well as any dividends or distributions paid to the NCI. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of loss and comprehensive loss, statements of changes in equity and balance sheets respectively.

HEXO Corp. 2021 Consolidated Financial Statements
Principal Operating Subsidiaries	Jurisdiction	Interest Held	Principal Activity
HEXO Operations Inc.	Quebec, Canada	100%	To produce and sell cannabis and cannabis products under the Cannabis Act.

HEXO USA Inc.	Delaware, USA	100%	To facilitate expansion into the US market.

Zenabis Global Inc.	British Columbia, Canada	100%	To produce and sell cannabis and cannabis products under the Cannabis Act.

Keystone Isolation Technologies Inc. ("KIT'')	Ontario, Canada	60%	To provide the Company with extraction technology to supply of CBD and THC to supply the Canadian and global market for cannabis derivatives

Keystone Isolation Technologies USA LLC. ("KIT USA'')	Colorado, USA	100%	To allow for in state, HEXO controlled cannabis extraction activity to support the manufacturing of CBD beverages and future products in the U.S. (where permissible)

JOINT ARRANGEMENTS

Investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Company currently holds interests in joint ventures but has no interest in joint operations.

Joint ventures

Interests in joint ventures are accounted for using the equity method (see "Equity Method" below), after initially being recognized at cost in the consolidated balance sheet.

The following are the Company's joint venture however, none are considered material to the Company:

Joint Venture	Jurisdiction	Interest Held	Principal Activity
Belleville Complex Inc.	Ontario, Canada	25%	The venture was established to manage the property of the Belleville facility.

Associate

Associates are all entities over which the Company has significant influence but not control or joint control. This is generally the case where the Company holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see "Equity Method" below), after initially being recognized at cost.

The following associates are significant to the Company; however, only Truss Limited Partnership is considered material to the Company:

Significant associates	Jurisdiction	Interest Held	Principal Activity
Truss Limited Partnership ("Truss LP")	Ontario, Canada	42.5%	To pursue opportunities to develop non- alcoholic, cannabis infused beverages for the Canadian market.
Truss CBD USA LLP ("Truss CBD US")	Colorado USA	42.5%	To explore opportunities for non-alcoholic hemp derived CBD beverages in the State of Colorado.

EQUITY METHOD

Under the equity method of accounting, investments in associate and joint ventures are initially recognized at cost and adjusted thereafter to recognize the Company's share of the post-acquisition profits or losses of the investee in profit or loss, and the Company's share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

HEXO Corp. 2021 Consolidated Financial Statements

Where the Company's share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Company and its associates and joint ventures are eliminated to the extent of the Company's interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Company.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in note 4(m).

OPERATING SEGMENTS

An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the entity's chief operating decision maker, the board of directors, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment.

4.      Significant Accounting Policies and Pronouncements

(a)    CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of cash and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less.

(b)    RESTRICTED FUNDS

Restricted funds represent cash that is pledged as collateral or guarantees for certain of the Company's projects, obligations, and agreements.

Funds related to the Company's captive insurance program are included in restricted funds. Captive Insurance is coverage for the Company's directors and officers that has been secured through a Captive Cell program ("the Captive Program"). The Captive Program was effected by entered into a participation agreement with a registered insurer for the purposes of holding and managing the Company's coverage funds through a separate cell account (the "Cell Captive").Captive Program funds are held as cash in the Cell Captive with the possibility of reinvestment into short-term investments and/or marketable securities in the future. As the funds cannot be transferred to other parts of the group without providing 6 month notice, the funds are disclosed as Restricted cash. The Company recognizes gains and losses from, interest, foreign exchange activity and/or fair market value adjustments through the Statement of Loss and Comprehensive Loss.

(c) CASH HELD IN ESCROW

Cash held in escrow is cash that is held by independent escrow agents to fund future acquisitions but restricted by certain release conditions.

(d) SHORT TERM INVESTMENTS

Short term investments are comprised of liquid investments with maturities between 3 and 12 months. Short term investments are measured at amortized cost using the effective interest method, less loss allowance.

(e) TRADE RECEIVABLES

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance.

(f) COMMODITY TAX RECOVERABLES & OTHER RECEIVABLES

Commodity tax recoverable and other receivables are initially measured at fair value fair value and subsequently measured at amortized cost, less any provisions for impairment.

(g)    BIOLOGICAL ASSETS

The Company measures biological assets consisting of cannabis plants using the income approach at fair value less costs to sell at the point of harvest, which becomes the basis for the cost of related inventories after harvest. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs (including share based compensation), grow consumables, materials, utilities, facilities costs, depreciation, overhead, quality and testing costs. The identified capitalized direct and indirect costs of biological assets are subsequently recorded within the line item 'costs of goods sold' on the statement of loss and comprehensive loss in the period that the related product is sold. Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations and presented on a separate line of statement of comprehensive loss of the related period.

HEXO Corp. 2021 Consolidated Financial Statements

(h) INVENTORY

Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average method. Inventories of harvested cannabis ("Dried cannabis") are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost of the inventory. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Subsequent costs include materials, overhead, depreciation, amortization, and labor related costs (including share-based compensation) involved in packaging and quality assurance. The identified capitalized direct and indirect costs related to inventory are subsequently recorded within 'cost of goods sold' on the statement of loss and comprehensive loss at the time the product is sold, with the exclusion of realized fair value amounts included in inventory sold which are recorded as a separate line within gross profit. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Packaging and supplies are initially valued at cost and subsequently at the lower of cost and net realizable value.

(i)     PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Construction in progress is transferred to a depreciable asset class property, plant and equipment when the assets are available for use and depreciation of the assets commences at that point.

Depreciation is provided using the following terms and methods:

Asset	Method	Term
Land	Not depreciated	No term
Buildings	Straight line	5 to 40 years
Leasehold improvements	Straight line	lease term
Furniture and equipment	Straight line	5 years
Cultivation and production equipment	Straight line	5 to 20 years
Vehicles	Straight line	5 years
Computers	Straight line	3 years

An asset's residual value and useful life are reviewed at each reporting date and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

(j) FINITE LIFE INTANGIBLE ASSETS

Finite life intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the following terms:

Asset	Method	Term
Domain names	Straight line	10 years
Health Canada licenses	Straight line	20 years
Software	Straight line	3-5 years
Patents	Straight line	20 years
Finite life, brands	Straight line	3 years

The estimated useful life is reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

HEXO Corp. 2021 Consolidated Financial Statements

Research expenditure and development expenditure that do not meet the recognition criteria for intangible assets are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

(k) INDEFINITE LIFE INTANGIBLE ASSETS
Indefinite intangible assets are deemed to have no foreseeable limit over which the asset is expected to generate net cash inflows. Following initial recognition, intangible assets with indefinite useful lives are carried at cost less any accumulated impairment losses and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The Company intends to utilize the brand indefinitely. The capitalized indefinite life brand consists of the Company's premium Up brand, which was recognized upon the acquisition of Newstrike in May 2019.

Brand Not amortized Indefinite

(l) GOODWILL
Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses.

Goodwill is allocated to cash-generating units ("CGUs") for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the Company's single operating segment.

(m) IMPAIRMENT OF NON-FINANCIAL ASSETS
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's or CGU's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal ("FVLCD") and value in use ("VIU"). For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (CGUs) Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

The estimated useful life is reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Research expenditure and development expenditure that do not meet the recognition criteria for intangible assets are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

In assessing the VIU, the estimated future cash flows are discounted to their present value using a pre- tax discount rate that reflects current market assessments of the time value of money to the Company and the risks specific to the asset. In determining FVLCD an appropriate valuation model is used. Where the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. Any impairment loss is recorded in earnings and previously recognized impairment losses  (excluding the impairment of Goodwill) are reversed or partially reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognized, in which case, the carrying amount of the asset is increased to its recoverable amount. The new carrying amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized.

(n) BUSINESS ACQUISITIONS
The acquisition method is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. Operating results are included in the consolidated financial statements as of the acquisition date. The consideration transferred for the acquisition comprises the:

• fair values of the assets transferred;
• liabilities incurred to the former owners of the acquired business;
• equity interests issued by the Company;
• fair value of any asset or liability resulting from a contingent consideration arrangement; and
• fair value of any pre-existing equity interest in the subsidiary.

HEXO Corp. 2021 Consolidated Financial Statements

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, with the exceptions of leases under IFRS 16 and deferred taxes. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest's proportionate share of the acquired entity's net identifiable assets. The Company has one year from the acquisition date to finalize the estimates and assumptions that support the finalized fair value analysis and purchase price allocation. Until this time, these values reported are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

Acquisition-related costs are expensed as incurred and are presented under 'Acquisition and transaction costs' in the consolidated statements of loss and comprehensive loss.

The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value, with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

(o) NON-CURRENT ASSETS (OR DISPOSAL GROUPS) HELD FOR SALE

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs of disposal of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset (or disposal group) is recognized at the date of derecognition.

Non-current assets (including those part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

(p) ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities represent liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. Accounts payable and accrued liabilities are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

(q) REVENUE RECOGNITION

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers the control of the good(s) to the customer upon delivery and acceptance by the customer. The Company recognizes revenue in an amount that reflects the consideration which the Company expects to receive taking into account the impact which may arise from any rights of return on sales, price concessions or similar obligations. Net revenue is presented net of taxes, estimated returns, allowances and discounts.

HEXO Corp. 2021 Consolidated Financial Statements

Canada Revenue Agency ("CRA") levies excise taxes on the sale of medical and adult-us cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an ad valorem duty that is imposed when a cannabis product is delivered to the customer.

Effective May 1, 2019, excise tax calculated on edible cannabis products, cannabis extracts and cannabis topicals will prospectively be calculated as a flat rate based on the quantity of total tetrahydrocannabinol (THC) contained in the final product. There were no changes in the legislation in calculating excise taxes for fresh cannabis, dried cannabis, seeds and plants. Net revenue from sale of goods, as presented on the consolidated statements of comprehensive (loss) income, represents revenue from the sale of goods less applicable excise taxes.

(r) COST OF GOODS SOLD

Cost of goods sold includes cost of inventory expensed, packaging costs, shipping costs and related labor.

(s) INCOME TAXES

The income tax expense or recovery for the period is the tax payable on the current period's taxable income, based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax expense or recovery is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its  tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

(t)  SHARE-BASED COMPENSATION

The Company has an employee stock option plan. The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company's estimate of equity instruments that will eventually vest. Forfeitures are adjusted for on an actual basis. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expense reflects the revised estimate.

For stock options granted to non-employees the compensation expense is measured at the fair value of goods and services received except where the fair value cannot be estimated, in which case it is measured at the fair value of the equity instruments granted. Consideration paid by employees or non-employees on the exercise of stock options is recorded as share capital and the related share-based compensation is transferred from share-based payment reserve to share capital..

(u) RESTRICTED SHARE UNITS ("RSU's")

RSUs are cash or equity settled share-based payments granted to certain employees, directors and executives within the Company. RSUs are measured at their initial fair value on the date of the grant utilizing the Black- Scholes Merton model. The fair value of cash-settled RSUs is revalued at each period end and is recognized as share-based compensation expense over the vesting period with a corresponding adjustment to the liability.

Upon the settlement of cash based RSUs, which are valued at the market value at the time of exercise, the related liability is transferred to share capital. The fair value of equity-settled RSUs are recognized in the share- based reserve at the grant date. Upon the settlement of equity-based payments, RSUs are settled in the form of common shares and the related share-based reserve is transferred to share capital.

Amounts recorded for forfeited RSUs are transferred to the accumulated deficit in the year of forfeiture or expiry.

HEXO Corp. 2021 Consolidated Financial Statements

(v) LOSS PER SHARE
Loss per common share represents loss for the period attributable to common shareholders divided by the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated by dividing the applicable loss for the year by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year. The calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(w)   BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit or loss in the period which they are incurred.

(x)    FINANCIAL INSTRUMENTS
Financial assets and liabilities are recognized when the Company becomes a party to the contractual provision of the respective instrument.

The Company classifies its financial assets in the following measurement categories:

• those to be measured subsequently at fair value (either through OCI or through profit or loss), and
•       those to be measured at amortized cost.

The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

        The Company has made the following classifications:

Financial assets	IFRS 9 Classification
Cash and cash equivalents	Amortized cost
Restricted funds	Amortized cost
Short-term investments	Amortized cost
Trade receivables	Amortized cost
Convertible debenture receivable	FVTPL
Long term investments	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	Amortized cost
Warrant liabilities	FVTPL
Deferred rent liability	Amortized cost
Convertible debentures	Amortized cost
Senior secured convertible note	FVTPL
Lease liabilities	Amortized cost
Loans and borrowings	Amortized cost

(i) Fair Value Through Profit or Loss ("FVTPL") Financial Assets

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not solely payments of principal and interest ("SPPI") or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

(ii)   Amortized Cost Financial Assets

Financial assets at amortized cost are non-derivative financial assets which are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. An amortized cost financial asset is initially measured at fair value, including transaction costs and subsequently at amortized cost using the effective interest rate.

HEXO Corp. 2021 Consolidated Financial Statements

(iii) Impairment of Financial Assets

Financial assets, other than those classified at fair value through profit and loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

(iv) Financial Liabilities and Other Financial Liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities mandatory classified at FVTPL, such derivates, are stated at fair value, with changes being recognized through the consolidated statements of loss. Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method.

Senior secured convertible note issued in currency other than the functional currency of the Company are classified entirely as liabilities. As the Note contains equity and non-equity embedded derivatives, they are designated at fair value through profit or loss on initial recognition when embedded features are not separated.

The component of fair value changes relating to the Company’s own credit risk is recognized in other comprehensive loss. Amounts recorded in other comprehensive loss related to credit risk are not subject to recycling in profit or loss but are transferred to retained earnings when realized. Financial liabilities are classified as current when the Company does not retain an unconditional right to defer settlement, due to a conversion feature or otherwise, beyond 12 months from the reporting date.

(v) Derivatives

Derivatives are initially measured at fair value and are subsequently measured at FVTPL. If the transaction price does not equal to fair value at the point of initial recognition, management measures the fair value of each component of the investment and any unrealized gains or losses at inception are either recognized in profit or loss or initially unrecognized and recognized over the term of the investment, depending on whether the valuation inputs are based on observable market data. The resulting unrealized gain or loss at inception and subsequent changes in fair value are recognized in profit or loss for the period. Transaction costs, which are directly attributable to the acquisition of the investment, are expensed as incurred.

(vi) Convertible Debentures

The component parts of compound instruments (convertible debentures) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest rate method until extinguished upon conversion or at the instrument's maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible debentures are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the term of the convertible debentures using the effective interest method.

For compound instruments with non-equity derivatives, the fair value of the embedded derivative is determined first based on the contractual terms, and the initial carrying amount of the host instrument is the residual amount after separating the embedded derivative.

(vii) Transaction Costs

Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

HEXO Corp. 2021 Consolidated Financial Statements

   Fair Value on initital recognition

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. If, after considering the terms of the transaction, the Company determines that the fair value of a financial instrument at initial recognition differs from the transaction price, the difference is recognized as a gain or loss in the statement of loss only if fair value is evidenced by quoted prices or based on a valuation technique that uses only data from observable markets. In all other cases, the difference is deferred and recognized systematically to the extent that it arises from a change in a factor (including time) that market participants would consider in setting a price. Any subsequent measurement of the instrument excludes the balance of the deferred day one gain or loss.

(y)   FOREIGN CURRENCY TRANSLATION
Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the consolidated statement of financial position date are translated to Canadian dollars at the foreign exchange rate applicable at that date. Realized and unrealized exchange gains and losses are recognized through profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign Operations

The assets and liabilities of foreign operations are translated to the presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in Other Comprehensive Loss in the Accumulated Other Comprehensive Loss account.

(z)    SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

        Significant Accounting Judgements

Impairment of non-financial assets

Non-financial asset impairment tests require the allocation of assets to CGUs or CGU groups, which requires significant judgement and interpretation with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared resources and assets, and the way in which management monitors the operations.

Non-financial asset impairment tests require the determination of whether there is an indication of impairment. The assessment of whether there is any indication of impairment is performed at the end of each reporting period, and requires the application of judgement historical experience, and use of external and internal sources of information

Revenue - Principal versus Agent
The Company evaluates whether it is the principal (reports on gross basis) or agent (reports on a net basis) for revenues generated by the direct sale of cannabis infused beverages ("CIB's). The Company control's the CIB's prior to the sale to its customers as regulated and mandated under the Cannabis Act and Health Canada legislation. The Company's control is evidenced by our sole ability to possess the CIB's once the cannabis distillate has been added and thus establishing the inventory as a cannabis product requiring it to be held by a licensed producer. It is further evidenced by the Company possessing the sole ability to monetize the sale of CIB's through the held sales agreements and purchase orders with customers. The Company presents the revenues from the sale of CIBs on a gross basis.

Senior Secured Convertible Note
Management used significant judgement to determine that the fair value of the Note on issuance does not equal the transaction price, which was attributed, among other things, to a premium paid as a result of the limited time available to close the financing required to secure the Redecan acquisition. The resulting difference between the transaction price and the fair value on initial recognition (the “Day 1 loss”) is deferred as the fair value of the Note is based on a valuation technique where not all the inputs are observable. The unrecognized Day 1 loss will be recorded in the statement of net loss only to the extent that it arises from a change in factor that market participants would take into account when pricing the Note. The Company believes that time is such a factor specific to the Note and the Day 1 loss is recognized on a straight line basis in the statement of net loss over the contractual life of the note.

HEXO Corp. 2021 Consolidated Financial Statements

Going Concern and Liquidity

In assessing the Company’s ability to continue as a going concern, management utilizes significant estimates in the forecasting of future cash flows. Critical input estimates such as economic conditions, market demands, production quality, integrated operating activities, capital project expenditures and convertible debt repayments are used.

Significant Accounting Estimates

Valuation of Biological Assets

In determining the fair value less costs to sell of biological assets, management is required to make a number of significant estimates, judgement and assumptions, including estimating the expected yields for the cannabis plants, sales price and expected post-harvesting costs.

A weighted average of current observable market sales prices for cannabis derived products, less costs to sell, is used to estimate the sales price input in the fair value less costs to sell model.

Valuation of Inventory

In calculating the net realizable value (NRV) of inventory, management determines the selling prices based on current observable market sales prices, selling costs, and includes an estimate of spoiled or expired inventory based on the most reliable evidence available at the time, to record inventory at the lower of cost or net realizable value.

Impairment of non-financial assets

Non-financial asset impairment tests require the estimation of the recoverable amount of the asset or CGU, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions conducted at arm's length for similar assets, valuation appraisals, or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the Company's approved budget for the first year and the Company's forecast for the next four years and do not include restructuring activities that the Company is not yet committed to, or significant future investments that will enhance the performance of the asset or CGU being tested. The recoverable amount is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash flows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill, property, plant and equipment and intangible assets.

Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive as a result of a previous event, if it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the obligation. The amount recognized is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligations. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate of the expected future cash flows.

Business Combination

Management performs a valuation analysis to allocate the purchase price based on the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Determining the fair value of identifiable assets acquired and liabilities assumed on the acquisition date, require the use of judgement and estimates. The significant estimates related to estimating the fair value of the acquired cultivation and processing license intangible asset,      involved significant assumptions such as forecasted gross margin     ,           and the delay in cultivation and production ramp-up          . Management also exercises judgement in estimating the probability and timing of future cash flows and uses a discounted cash flow methodology as the basis for estimating fair value. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Determining the fair value of the assumed debenture required the use of significant judgement given the default claims of the Debenture at acquisition and the legal proceedings underway with the lender (see Note 31). As the lender claimed the debenture is in default, management also exercised judgement in estimating the amount required to repay and terminate the Debenture and contingencies attached to the claim.

Convertible Debentures

Convertible debentures are financial instruments which are accounted for separately dependent on the nature of their components: a financial liability and an equity instrument. The identification of such components embedded within a convertible debenture requires significant estimates including discount rates and future cash flows. The conversion option has a fixed conversion rate thus the financial liability, which represents the obligation to pay coupon interest on the convertible debentures in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual balance, or conversion feature is accounted for as equity at issuance. Transaction costs are apportioned to the debt liability and equity component in proportion to the allocation of proceeds.

HEXO Corp. 2021 Consolidated Financial Statements

New and Amended Standards

Effective August 1, 2020, the Company adopted the following accounting pronouncements:

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company adopted the Amendments to IFRS 3 effective August 1, 2020 with no impact to the Company’s consolidated financial statements.

Amendments to IFRS 9, IASB 39 and IFRS 7: Interest Rate Benchmark Reform

The amendments revise the existing requirements for hedge accounting and are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as Interbank Offered Rates (“IBOR”). The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after January 1, 2020, with earlier application permitted. The Company adopted the Amendments to IFRS 9, IAS 39 and IFRS 7 effective August 1, 2020 with no impact on the Company’s consolidated financial statements.

New Accounting Policies Not Yet Effective

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current    in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company's consolidated financial statements.

Amendments to IAS 16: Property Plant and Equipment: Proceeds before intended use

The amendment clarifies the accounting for the net proceeds from selling any items produced while bringing an item of property plant and equipment into use. The amendment prohibits a company from deducting from the cost of property plant and equipment proceeds from selling items produced while the company is preparing that assets for its intended use. The company will recognize such sales proceeds and related costs in profit and loss.  The amendment is effective for annual periods beginning on or after January 1,2022 with early application permitted. The Company is currently evaluating the potential impact of this amendment on the Company’s financial statements.

HEXO Corp. 2021 Consolidated Financial Statements

Previously Adopted Accounting Policies Effective August 1, 2019

IFRS 16, LEASES

The Company adopted IFRS 16 Leases on August 1, 2019, which introduces a new approach to lease accounting. The Company adopted the standard using the modified retrospective approach, which  recognized the cumulative impact on the opening balance sheet and applies the standard prospectively. This cumulative impact is included in the comparative information in Note 13.

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. This policy is applied to contracts entered, or modified, on or after August 1, 2019.

Practical expedients

Effective August 1, 2019, the IFRS 16 transition date, the Company elected to use the following practical expedients under the modified retrospective transition approach:

  Leases with lease terms of less than twelve months (short-term leases) and leases of low-value assets (less than $5,000 U.S. dollars) (low-value leases) that have been identified at transition were not recognized in the consolidated statement of financial position;
  Right-of-use assets on transition were measured at the amount equal to the lease liabilities at transition, adjusted by the amount of any prepaid or accrued lease payments;
  For certain leases having associated initial direct costs, the Company, at initial measurement on transition, excluded these directs costs from the measurement of the right-of-use assets;
  Application of a single discount rate to portfolios of leases with similar characteristics on transition; and
  Any provision for onerous lease contracts previously recognized at the date of adoption of IFRS 16 has been applied to the associated right-of-use asset recognized upon transition.

The Company as a lessee

Where the Company is a lessee, a right-of-use asset representing the right to use the underlying asset with a corresponding lease liability is recognized when the leased asset becomes available for use by the Company.

The right-of-use asset is recognized at cost and is depreciated on a straight-line basis over the shorter of the estimated useful life of the asset and the lease term. The cost of the right-of-use asset is based on the following:

  the amount of initial recognition of related lease liability;
  adjusted by any lease payments made on or before inception of the lease;
  increased by any initial direct costs incurred; and
  decreased by lease incentives received and any costs to dismantle the leased asset.

The lease term includes consideration of an option to extend or to terminate if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Lease liabilities are initially recognized at the present value of the lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Subsequent to recognition, lease liabilities are measured at amortized cost using the effective interest rate method. Lease liabilities are remeasured when there is a change in future lease payments arising mainly from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, renewal or termination option.

The payments related to short-term leases and low-value leases are recognized as other expenses over the lease term in the statement of loss and comprehensive loss.

The Company as a lessor
The Company's consolidated financial statements were not impacted by the adoption of IFRS 16 Leases in relation to lessor accounting. Lessors will continue with the dual classification model for recognized leases with the resultant accounting remaining unchanged from IAS 17, Leases.

Impact of Change in Accounting Policy
On August 1, 2019, the Company recognized $21,360 of right-of-use assets and $21,360 of operating lease liabilities. The Company applied its weighted average incremental borrowing rate as at August 1, 2019 to determine the amount of lease liabilities. The effect of the adjustment to the amounts recognized in the Company's consolidated statement of financial position at August 1, 2019.

HEXO Corp. 2021 Consolidated Financial Statements

5. Cash and Cash Equivalents

	Interest rate	July 31, 2021	July 31, 2020
		$	$
Operating cash	-	31,702	70,318
High interest savings accounts	0.60%	35,760	113,855
Cash and cash equivalents		67,462	184,173

6. Restricted Funds

	July 31, 2021	July 31, 2020
	$	$
Debt service reserve account - Term loan (Note 21a)	-	8,191
Letters of credit, collateral and guarantees for purchases	2,552	70
Restricted cash under terms of the Senior Secured Convertible Note (Note 19)	99,696	-
Cash restricted in captive insurance subsidiary	29,998	-
Total	132,246	8,261

7. Cash Held in Escrow

On May 27, 2021, the Company issued US$360 million in a senior secured convertible note at a purchase price of US$327.6 million (Note 19). Under the senior secured convertible note agreement, US$229.32 million of the proceeds were immediately placed into an escrow account. The Cash held in escrow was used subsequent to year-end to partially fund the acquisition of all of the outstanding shares of the entities that carry on the business of Redecan (the “Redecan Acquisition”)(Note 38).

8. Commodity Taxes Recoverable and Other Receivables

	July 31, 2021	July 31, 2020
Commodity taxes recoverable	$56	$12,821
Lease receivable - current[1]	107	630
Receivable on conversion of Inner Spirit Holdings Shares (Note 12)	2,698	-
Loan receivable[2]	5,000	-
Other receivables	5,688	3,282
Total	$13,549	$16,733
1 A related party capital lease receivable related to Truss Limited Partnership (Note 29).

2 A short term bridge loan issued to 48North who was subsequently acquired by the Company on September 1, 2021 (Note 38).

9. Inventory

	As at July 31, 2021
	Capitalized	Biological asset fair
	cost	value adjustment	Total
Dried cannabis	$81,784	$24,257	$106,041
Purchased dried cannabis	1,754	-	1,754
Extracts	11,945	4,411	16,356
Purchased extracts	2,247	-	2,247
Packaging and supplies	8,929	-	8,929
	$106,659	$28,668	$135,327

	As at July 31, 2020
	Capitalized	Biological asset fair
	cost	value adjustment	Total
Dried cannabis	$29,702	$16,981	$46,683
Purchased dried cannabis	1,956	-	1,956
Extracts	4,828	385	5,213
Purchased extracts	5,977	-	5,977
Hemp derived distillate	566	-	566
Packaging and supplies	4,538	-	4,538
	$47,567	$17,366	$64,933

The Company recognizes the costs (capitalized cost and biological asset fair value adjustment) of harvested cannabis inventory expensed in two separate lines on the consolidated statement of net loss: (i) Capitalized costs relating to inventory expensed and included in Cost of goods sold amounted to $94,703 for the year ended July 31, 2021 (July 31, 2020 – $127,205) (ii) The fair value component (biological asset fair value adjustments) of inventory sold on the consolidated statement of net loss was $31,767 for the year ended July 31, 2021, (July 31, 2020 – $40,910). During the year ended July 31, 2021, the Company reversed previous inventory write downs of $2,927, (July 31, 2020 – $nil) recorded in costs of good sold $688 (July 31, 2020 – $nil) recorded in fair value component on inventory sold on the statement of loss.

HEXO Corp. 2021 Consolidated Financial Statements

Total share-based compensation capitalized in inventory in the year ended July 31, 2021 was $1,505 (July 31, 2020 – $6,105).
Total depreciation capitalized in inventory in the year ended July 31, 2021 was $15,677 (July 31, 2020 – $11,988).

10. Biological Assets

The Company's biological assets consist of cannabis plants throughout the growth cycle, from mother plants to plants in propagation, vegetative and flowering stages. The changes in the carrying value of biological assets are as follows:

For the years ended	July 31, 2021	July 31, 2020
	$	$
Balance, beginning of year	7,571	7,371
Acquired on business combination	8,892	-
Production costs capitalized	36,156	38,638
Net increase in fair value due to biological transformation and estimates	51,499	29,356
Harvested cannabis transferred to inventory	(89,834)	(67,131)
Disposal of biological assets	-	(663)
Balance, end of year	14,284	7,571

The valuation of biological assets is based on an income approach (Level 3) in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in process biological assets (growing plants), the fair value at the point of harvest is adjusted based on the stage of growth at period-end. Harvested cannabis is transferred from biological assets at their fair value at harvest.

The inputs and assumptions used in determining the fair value of cannabis plants are as follows:

  yield per plant;
  stage of growth percentage, estimated as age of plant from date of harvest as a percentage of total days in an average growing cycle, as applied to the estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets to be harvested;
  selling price per gram;
  post-harvest cost (cost to complete and cost to sell) per gram; and
  destruction/wastage of plants during the harvesting and processing process.

The table below summarized the significant inputs and assumptions used in the fair value model, their weighted average range of value and sensitivity analysis:

Significant inputs and assumptions	Input values		An increase or decrease of 5% applied to the unobservable input would result in a change to the fair value of approximately
	July 31, 2021	July 31, 2020	July 31, 2021	July 31, 2020
Weighted average selling price Derived from actual retail prices on a per product basis using the expected Flower and Trim yields per plant. Which is expected to approximate future selling prices and where applicable, considering strains	$3.05 per dried gram	$3.23 per dried gram	$746	$550
Yield per plant Derived from historical harvest cycle results on a per strain basis, which is expected to be harvested from plants	24-116 grams per plant	46 - 135 grams per plant	$460	$376
Post-harvest cost Derived from historical costs of production activities on a per product basis.	0.67%-0.84 % dependent upon the stage within the harvest cycle	0.26%-0.81 % dependent upon the stage within the harvest cycle	$636	$219

HEXO Corp. 2021 Consolidated Financial Statements

11. Investments in Associates & Joint Ventures

	July 31, 2021			July 31, 2020
	Truss LP	Other	Total	Truss LP	Other	Total
	$	$	$	$	$	$
Opening Balance	74,966	1,340	76,306	51,786	1,063	52,849
Cash contributed to investment	4,250	783	5,033	29,155	1,231	30,386
Capitalized transaction costs	-	-	-	-	109	109
Share of net (loss)	(6,343)	(162)	(6,505)	(5,975)	(356)	(6,331)
Impairment	-	-	-	-	(707)	(707)
Foreign exchange loss through OCI	-	(155)	(155)	-	-	-
Ending Balance	72,873	1,806	74,679	74,966	1,340	76,306

Truss LP

The Truss LP was formed between the Company and Molson Coors Canada (the "Partner") and is a standalone entity, incorporated in Canada, with its own board of directors and an independent management team. The Partner holds 57,500 common shares representing 57.5% controlling interest in Truss LP with the Company holding 42,500 common shares and representing the remaining 42.5%. Truss LP is a private limited partnership and its principal operating activities consist of pursuing opportunities to develop non-alcoholic, cannabis-infused beverages.

	Truss LP
As at	July 31, 2021	July 31, 2020
Statement of Financial Position	$	$
Cash and cash equivalents	6,757	19,561
Other current assets	14,182	7,867

Non- current assets	67,766	66,863

Current liabilities	11,184	11,112
Non-current liabilities	8,667	8,903

Year ended	July 31, 2021	July 31, 2020
Statement of Comprehensive Loss
Revenue	6,498(1)	705(1)

Operating expenses excluding depreciation and amortization	(14,261)	(12,647)
Depreciation and amortization	(4,884)	(617)
Other expenses	-	(7)
Loss from operations	(14,643)	(13,827)
Other income	130	1
Interest expenses	(412)	(233)
Income tax expenses	-	-
Total comprehensive loss	(14,925)	(14,059)
1The revenues of Truss LP are rental fees paid by the Company for the HEXO CIB sublease it has with the sub-lessor, Truss LP.

The following table is a reconciliation of summarized financial information of the Company's' significant investment in Truss LP to the carrying amount of the investment for the year ended July 31, 2021 and 2020.

For the year ended	July 31, 2021	July 31, 2020
	$	$
Opening net assets	74,964	20,423
Acquisition of associate/capital calls	10,000	68,600
Total comprehensive loss	(14,925)	(14,059)
Closing net assets	70,039	74,964
Interest in associate	42.5%	42.5%
Interest in associate value	29,767	31,860
Fair value of warrant consideration	42,386	42,386
Capitalized transaction costs	720	720
Total interest in associate value	72,873	74,966

HEXO Corp. 2021 Consolidated Financial Statements

12. Long-term Investments

	Fair value July 31, 2020	Transfer	Divestiture	Change in fair value	Fair value July 31, 2021
		$	$	$	$
Level 1 Investments
Fire and Flower common shares	1,292	-	-	(65)	1,227
Sundial Growers Inc. common shares	-	720	-	(99)	621
Inner Spirit Holdings Ltd common shares	1,260	(720)	(2,698)	2,158	-
Other long-term investments	517	-	(13)	-	504
Level 3 Investments
Segra International Corp.	140	-	-	-	140
Total	3,209	-	(2,711)	1,994	2,492

		Fair value July 31, 2019		Investment		Divestiture		Change in fair value		Fair value July 31, 2020
	$		$		$		$		$
Level 1 Investments
Fire and Flower common shares		-		1,232		-		60		1,292
Inner Spirit common shares		3,000		-		(643)		(1,097)		1,260
Other long-term investments		-		517		-		-		517
Level 2 Investments
Inner Spirit common share purchase warrants		403		-		-		(403)		-
Level 3 Investments
Greentank Technologies		6,574		-		-		(6,574)		-
Neal Brothers Inc.		4,000		-		-		(4,000)		-
Segra International Corp.		300		-		-		(160)		140
Total		14,277		1,749		(643)		(12,174)		3,209

The Company's Level 1 publicly traded investments were initially acquired as strategic investments in Canadian cannabis private retailers and are held for the long term. The investments have been classified as non-current.

Fire & Flower Holdings Corp.

On November 30, 2019, the Company obtained 1,000,000 common shares in Fire & Flower Holdings Corp., a publicly traded company, through the conversion of its $800 zero interest bearing convertible debentures, at a conversion rate of $0.80 per common share. The fair value of the shares upon conversion was $920.

On February 11, 2020, the Company received an additional 319,377 common shares of Fire & Flower as settlement for accrued and unpaid interest on the Fire and Flower convertible debentures. The fair value of the shares on settlement was $1,232.

The Company holds 1,319,377 common shares in Fire & Flower at July 31, 2021 (July 31, 2020 - 1,319,377). The common shares were revalued to $1,227 using the quoted share price at July 31, 2021 of $0.93 (July 31, 2020 - $0.98).

Sundial Growers Inc. / Inner Spirit Holdings Ltd.

On May 24, 2019, on acquisition of Newstrike, the Company acquired 15,000,000 common shares in Inner Spirit Holdings Ltd., which were valued at $2,850 on initial recognition. During the year ended July 31, 2020, the Company disposed of 6,005,500 common shares, at prices ranging from $0.09-$0.15 per share, resulting in a gain of $24. The remaining 8,994,500 shares held at July 31, 2020 were valued based upon the market price of $0.14 per share resulting in a fair value of $1,260 at July 31, 2020.

On July 21, 2021, Sundial Growers Inc. ("Sundial") acquired all of the issued and outstanding common shares of Inner Spirit Holdings Ltd. The consideration per Inner Spirit common share consisted of (i) $0.30 in cash and (ii) 0.0835 of a common share of Sundial.

The Company received 751,041 common shares of Sundial and a cash component of $2,698, which is presented in Other receivables. The Sundial shares were fair valued on July 21, 2021 (initial recognition) and July 31, 2021 at quoted share prices of $0.87 and $0.82, respectively.

HEXO Corp. 2021 Consolidated Financial Statements

13. Property, Plant and Equipment
Cost	Land	Buildings	Leasehold improvements	Cultivation and production equipment	Furniture, computers, vehicles and equipment	Construction in progress	Right-of-Use assets	Total
	$	$	$	$	$	$	$	$
At July 31, 2019	5,339	150,834	627	42,029	10,368	57,550	-	266,747
Additions	-	24,432	1,395	14,969	9,404	66,246	24,405	140,851
Disposals	(3,683)	(18,260)	-	(13,402)	(909)	(5,428)	-	(41,682)
Transfers	-	7,943	22,417	(10,135)	8	(20,233)	-	-
At July 31, 2020	1,656	164,949	24,439	33,461	18,871	98,135	24,405	365,916
Business acquisition	1,100	95,788	-	6,154	8,578	395	17,059	129,074
Additions	-	1,213	63	2,284	294	16,960		20,814
Disposals	-	1	-	(67)	-	-	(1,055)	(1,121)
Transfers	-	3,951	17,649	884	1,388	(23,544)	-	328
At July 31, 2021	2,756	265,902	42,151	42,716	29,131	91,946	40,409	515,011

Accumulated depreciation and impairments
At July 31, 2019	-	4,392	130	2,216	1,216	-	-	7,954
Depreciation	-	7,395	879	3,702	3,562	-	2,522	18,060
Transfers	-	-	-	271	(271)	-	-	-
Disposals	-	(17,081)	-	(7,435)	(366)	-	-	(24,882)
Impairments	307	19,006	-	9,937	-	48,990	1,178	79,418
At July 31, 2020	307	13,712	1,009	8,691	4,141	48,990	3,700	80,550
Depreciation	-	7,981	2,173	5,145	4,229	-	2,246	21,774
Transfers	-	(110)	(16)	(78)	(277)	-	-	(481)
Disposals	-	-	-	-	-	-	(964)	(964)
Impairments	-	160	85	2,104	61	-	17,820	20,230
At July 31, 2021	307	21,743	3,251	15,862	8,154	48,990	22,802	121,109

Net book value
At July 31, 2019	5,339	146,442	497	39,813	9,152	57,550	-	258,793
At July 31, 2020	1,349	151,237	23,430	24,770	14,730	49,145	20,705	285,366
At July 31, 2021	2,449	244,159	38,900	26,854	20,977	42,956	17,607	393,902

During the year ended July 31,2021, the Company capitalized $15,677 (July 31, 2020 - $11,988) of depreciation to inventory. During the year ended July 31, 2021, depreciation expensed to the consolidated statement of loss and comprehensive loss was $6,097 (July 31,2020 - $6,072).

Capitalized borrowing costs to buildings in the year ended July 31, 2021 was $1,269 (July 31, 2020 - $2,385) at an average interest rate of 5.6% (July 31, 2020 - 7.22%). Transfers from construction in progress during the year reflect the activation of an asset's useful life, transitioning from construction in progress to the appropriate property, plant and equipment classification.

Impairment of right of use assets

During the year ended July 31, 2021, the Company impaired $17,820 (July 31, 2020 - $1,178 ) of right of use assets related to the Company's Langley and Montreal facilities.

Subsequent to the acquisition of Zenabis (Note 15), the Company in order to recognize the synergies, assessed the output capacity of its production and cultivation facilities and made the decision to exit the Langley lease. As a result, the carrying amount of the associated right of use asset of $17,059 was impaired as the Company has assessed the recoverable amount at $nil. During the year ended July 31, 2021 the Company identified it’s Montreal research lab lease, which resulted in impairment losses $761. The recoverable amount of the assets was determined to be nil, as the assets have no continuing use to the Company. The associated lease liabilities remain as at July 31, 2021 (Note 20).

Impairment of cultivation and production equipment

During the year ended July 31, 2021, the Company identified impairments of certain packaging equipment that is no longer expected to be used. As a result of this, impairment losses of  $2,104 (July 31, 2020 - $9,937) were recorded.

HEXO Corp. 2021 Consolidated Financial Statements

Impairment and Sale of Niagara Facility

On March 2, 2020, the Company completed a strategic review of its cultivation capacity and made the decision to market the Niagara facility for sale. As a result, the carrying amount of the Niagara facility was expected to be recovered principally through its sale.  The Niagara facility was acquired from Newstrike in May 2019 and consists primarily of equipment, cultivation and processing facilities and land assets that are included within property, plant and equipment, as well as related cultivation and processing licenses that are recorded as intangible assets. These assets were previously included in the HEXO CGU.

The recoverable amount was determined by reference to fair value less costs of disposal using a market approach. The market approach was based on comparable transactions for similar assets, which is categorized within Level 2 of the fair value hierarchy. As a result, an impairment loss of $31,606 was recorded in property, plant and equipment. Additional impairment losses were recorded for cultivation and processing licenses (Note 14). On June 17, 2020, the Company closed the sale of the Niagara Facility for proceeds of $12,250 and a loss on disposal of $2,219 for the year ended July 31, 2020.

Impairment of Certain Optimization Projects

During the year ended July 31, 2020, the Company identified an impairment indicator for certain capital assets and expenditures made as a result of suspending certain optimization projects that were under construction. As a result, the Company recorded an impairment loss of $43,585 relating to redundant and idle capital assets, as well as excess leasehold improvement expenditure that is not expected to contribute to future cash flows of the Company. The recoverable amount of the assets was determined to be zero, as the assets have no continuing use to the Company and negligible value would be derived from sale as the assets were highly customised for a specific purpose and location.

Impairment of HEXO CGU

At July 31, 2021, no indicators of impairment were identified for the HEXO CGU.

During the year ended July 31, 2020, an indicator of impairment was identified for the HEXO CGU as the carrying amount of the Company's total net assets significantly exceeded the Company's market capitalization. The HEXO CGU consists of the Company's Canadian cultivation and production facilities.

The recoverable amount of the CGU was determined based on fair value less cost of disposal using a market-based approach (Level 3) based on an income based discounted cash flow analysis (DCF). The Company uses its market capitalization and comparative market multiples to aid in validating the discounted cash flow results. The significant assumptions in the DCF analysis were as follows:

i.        Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. A discrete four year period was forecasted with an extended 5 year period calculated using the H-Model which is an alternative dividend discount model that assumes the growth rate will fall linearly to the terminal value with a short-term growth rate of 10% in the first year, declining each year over the 5 years to a terminal growth rate of 3%. If all other assumption were held constant and the short-term growth rate in the first year was decreased by 1%, the recoverable amount would decrease by approximately $24,000;

ii. Revenue and gross margin: Forecast revenues and resulting gross margin are based on internal projections, developed with reference to historical experience and external market information. If all other assumptions were held constant and forecasted revenues and resulting gross margin declined by 3%, the recoverable amount would decrease by approximately $34,000;

iii.     Terminal value growth rate: Management used a 3% terminal growth rate which is based on historical and projected consumer inflation, historical and projected economic indicators, and projected industry growth. If all other assumption were held constant and the terminal growth rate was decreased by 1%, the recoverable amount would decrease by approximately $38,000;

iv. Discount rate: Management used a 14.1% post-tax discount rate which is reflective of an industry Weighted Average Cost of Capital ("WACC"). The WACC was estimated based on the risk-free rate, equity risk premium based on a direct comparison approach, a size premium and company specific risk, and after-tax cost of debt based on corporate bond yields. If all other assumption were held constant and the discount rate was in increased by 1%, the recoverable amount would decrease by approximately $59,000; and

v.         Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

HEXO Corp. 2021 Consolidated Financial Statements

14. Intangible Assets

Cost	Cultivating and processing license	Brands	Software	Domain names	Patents	Total
	$	$	$	$	$	$
At July 31, 2019	116,433	8,440	3,558	585	1,231	130,247
Additions	-	-	702	-	875	1,577
Disposals	-	-	(550)	-	(173)	(723)
At July 31, 2020	116,433	8,440	3,710	585	1,933	131,101
Additions	-	-	1,546	-	790	2,336
Business acquisition	28,914	5,400	-	-	-	34,314
Disposals	-	-	(872)	-	-	(872)
At July 31, 2021	145,347	13,840	4,384	585	2,723	166,879
Accumulated amortization and impairments
At July 31, 2019	1,601	-	1,269	66	29	2,965
Amortization	3,167	-	697	59	16	3,939
Impairment	106,189	2,000	-	-	-	108,189
At July 31, 2020	110,957	2,000	1,966	125	45	115,093
Amortization	765	170	922	59	134	2,050
Disposals	-	-	(872)	-	-	(872)
At July 31, 2021	111,722	2,170	2,016	184	179	116,271

Net book value
At July 31, 2019	114,832	8,440	2,289	519	1,202	127,282
At July 31, 2020	5,476	6,440	1,744	460	1,888	16,008
At July 31, 2021	33,625	11,670	2,368	401	2,544	50,608

Research and development expenses in the year ended July 31, 2021 were $3,835, (July 31, 2020 - $4,639).

Impairment

The Company recognized no intangible asset impairment losses during the year ended July 31, 2021.

In connection with the impairment loss recorded in the second quarter of fiscal 2020, for the Niagara facility, the Company recorded an impairment loss of $106,189 relating to cultivation and processing licenses associated with the Niagara facility. The acquired brand from the 2019 acquisition of Newstrike Brands Limited was also impaired by $2,000 as result of an impairment test as at July 31, 2020.

15. Business Acquisition

Acquisition of Zenabis Global Inc.

On June 1, 2021, pre-market open, the Company acquired 100% of the issued and outstanding common shares of Zenabis Global Inc. ("Zenabis") pursuant to an arrangement agreement entered into on February 15, 2021. Zenabis is a Canadian-licensed cultivator and seller of medical and adult-use cannabis. Zenabis was acquired for its key brands, indoor growing capability and its established additional market share. Under the arrangement, each former Zenabis common share was exchanged for 0.01772 of a HEXO common share. In addition, all issued and outstanding stock options and compensation units of Zenabis were replaced with HEXO backed units, having the same terms but adjusted for the exchange ratio, and all issued and outstanding common share purchase warrants of Zenabis became exercisable for HEXO common shares adjusted for the exchange ratio.

The following table summarizes the purchase consideration and preliminary values of the net assets acquired from Zenabis on the acquisition date:

		Units	Unit Price	Fair Value
			($)	($)
Consideration
Shares issued	(i)	17,579,336	8.61	151,358
Replacement warrants outstanding	(ii)	5,196,164		32,354
Replacement stock options issued	(iii)	905,902		5,727
Replacement RSU's and DSU's issued		223,497		1,554
Settlement of pre-existing debt	(iv)	n/a		20,760
Total fair value of consideration				211,753

HEXO Corp. 2021 Consolidated Financial Statements

Net assets acquired
Current assets

Cash and cash equivalents		2,804
Accounts receivable		3,822
Other receivables		198
Excise taxes receivable		86
Inventory		40,636
Biological assets		8,892

Non-current assets
Property, plant and equipment		129,074
Prepaid expenses		5,670
Cultivation and processing license		28,914
Brands		5,400
Goodwill	Note 16	88,189
Total assets		313,685

Current liabilities
Accounts payable and accrued liabilities		(22,161)
Loans	Note 21	(52,194)
Convertible debentures		(11,724)

Non-current liabilities
Lease Liability		(17,059)
Deferred tax liabilities		(134)
Total liabilities		(103,272)

Non-controlling interest		1,340
Total net assets acquired		211,753

   (i)      As the acquisition closed pre-markets on June 1, 2021, the share price is based upon the closing HEXO Corp. TSX market price of common shares on May 31, 2021.

(ii)     Warrants were valued using the Black-Scholes option pricing model as at the acquisition date June 1, 2021, using the following assumptions:
  Risk free rate of 0.31%-0.74%
  Expected life of 0.32 - 4.35 years
  Volatility rate of 96%; determined using historical volatility data
  Exercise prices of $3.96-$151.24
  Share price of $8.61

(iii)   All vested and replaced stock options were valued using the Black-Scholes option pricing model as at the acquisition date of June 1, 2021, using the following assumptions and inputs;

  Risk free rate of 0.31%-0.74%
  Expected life of 0.25 - 4.49 years
  Volatility rate of 96%; determined using historical volatility data
  Exercise prices of $2.54 - $234.7
  Share price of $8.61

(iv) Prior to the transaction closing date, the Company entered into a convertible debt agreement with Zenabis in which the Company advanced $19,500 in convertible debentures which bear interest of 8% annually and mature February 15, 2023. Both the issuer and lender accounted for the debentures as FVTPL. For purpose of the acquisition accounting the debentures, which had a fair value of $20,760, were effectively settled at the acquisition date.

The fair value of the vested share based compensation as at the acquisition date was deemed consideration paid in the transaction. The fair value of those options not yet vested at the acquisition date was added to the Company’s share-based payment reserve to be expensed over the remaining vesting period of the options as permitted under IFRS 3 – Business Combinations.

The identifiable cultivation and processing license (“the license”) enables the Company to cultivate and produce cannabis products for sale, and was valued at $28,914 using a with-or-without approach in an income based discounted cash flow (“DCF”) valuation model (Level 3). The model estimates the value of the license as the difference between the present value of the future cash flows of the facility with-or-without a license in place, as at the acquisition date. Significant estimates in the model include the forecast gross margin and the estimated time to obtain a licence and complete cultivation and production ramp up. The significant estimates in the DCF analysis were the forecasted gross margin and the estimated time to obtain a licence and complete cultivation and production ramp up. If all other assumptions were held constant, and the forecasted gross margin rate was decreased by 10%, the valuation of the cultivation and processing license would decrease by $6,336. In the with-or-without approach, reducing the estimated time to obtain a licence and complete cultivation and production ramp up by six months would reduce the valuation of the license to $18,665.

HEXO Corp. 2021 Consolidated Financial Statements

During the year ended July 31, 2021, Zenabis contributed net revenue of $6,800 and a comprehensive net loss attributed to shareholders of $1,513 to the Company’s consolidated results since the date of acquisition. If the acquisition had occurred on August 1, 2020 management estimates that the Company’s consolidated net revenue would have increased by $54,746 and the comprehensive net loss would have increased by $9,078 for the year ended July 31, 2021.

Goodwill arising from the acquisition represents the expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. None of the goodwill arising from the acquisition is expected to be deductible for tax purposes.

The Company recognized transaction costs of $9,634 related to the acquisition (inclusive of $3,614 in share-based compensation for issuance of 448,639 common shares).

16. Goodwill

	Newstrike Brands Ltd	Zenabis Global Ltd	Total
	$	$	$
At July 31 ,2019	111,877	-	111,877
Impairment	(111,877)	-	(111,877)
At July 31, 2020	-	-	-
Acquisition (Note 15)	-	88,189	88,189
Balance as at July 31, 2021	-	88,189	88,189

Zenabis

Goodwill was recognized on acquisition of Zenabis on June 1, 2021 and was allocated to the company-wide level aggregated CGU level ("HEXO Corporate CGU"). Goodwill arising from the acquisition represents the expected synergies, future income and growth potential, and all other intangibles that do not qualify for separate recognition.

Management performed the annual impairment test of goodwill as at July 31, 2021 and no impairment loss was required to be recorded. The recoverable amount was determined based on fair value less cost of disposal using a market-based approach (Level 2) with reference to an adjusted current market capitalization of the Company.

The calculation of the adjusted market capitalization was based on a 20-day volume weighted average share price of the Company on July 31, 2021, adjusted for a control premium of 5%, which was estimated by reference to premiums in recent acquisitions involving control, and from data on empirical control premium studies that considered industry, pricing, background, deal size, and timing of the observed premiums. If all other assumptions were held constant, and the share price declined by 5%, the recoverable amount would have decreased by $45,087. If all other assumptions were held constant and the control premium was increased by 5%, the recoverable amount would have increased by $42,941.

Newstrike Brands Ltd.

Goodwill was initially recognized on acquisition of Newstrike Brands Limited ("Newstrike") on May 24, 2019 and was monitored at the operating segment level, which is a company-wide level ("HEXO Corporate CGU"). On January 31, 2020, the carrying amount of the Company's total net assets significantly exceeded the Company's market capitalization. In addition, slower than expected retail store roll outs in Canada and delays in government approval for cannabis derivative products resulted in a constrained distribution channel, which have adversely affected overall market sales and profitability. As a result of these factors, management performed an indicator-based impairment test of goodwill as at January 31, 2020. The recoverable amount was determined based on fair value less cost of disposal using a market-based approach (Level 2) which considered both the adjusted current market capitalization of the Company and an income based discounted cash flow analysis (DCF).

The calculation of the adjusted market capitalization was based on the share price of the Company on January 31, 2020, adjusted for a control premium of 10%, which was estimated by reference to premiums in recent acquisitions involving control, and from data on empirical control premium studies that considered industry, pricing, background, deal size, and timing of the observed premiums. If all other assumptions were held constant, and the share price declined by 5%, the impairment loss would increase by $26,647.

If all other assumption were held constant and the control premium was decreased by 5%, the impairment loss would increase by $24,283. An income based Discounted cash flow ("DCF") analysis (Level 3) was also used to corroborate the results of the adjusted market capitalisation-based valuation. The significant assumptions in the DCF analysis were as follows:

HEXO Corp. 2021 Consolidated Financial Statements

i.   Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. A discrete four-and-a-half-year period was forecasted with an extended 5 year period calculated using the H-Model which is an alternative dividend discount model that assumes the growth rate will fall linearly to the terminal value with a short-term growth rate of 10% in the first year, declining each year over the 5 years to a terminal growth rate of 3%. If all other assumption were held constant and the short-term growth rate in the first year was decreased by 1%, the impairment loss would increase by $12,598;

ii.   Terminal value growth rate: Management used a 3% terminal growth rate which is based on historical and projected consumer inflation, historical and projected economic indicators, and projected industry growth. If all other assumption were held constant and the terminal growth rate was decreased by 1%, the impairment loss would increase by $27,000;

iii.   Post-tax discount rate: Management used a 15.9% post-tax discount rate which is reflective of an industry Weighted Average Cost of Capital ("WACC"). The WACC was estimated based on the risk-free rate, equity risk premium based on a direct comparison approach, a size premium and company specific risk, and after-tax cost of debt based on corporate bond yields. If all other assumption were held constant and the discount rate was in increased by 1%, the impairment loss would increase by $53,933; and

iv.   Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

As a result, during the year ended July 31, 2020 management concluded that the carrying value of the HEXO Corporate CGU was higher than the recoverable amount and recorded a goodwill impairment loss of $111,877.

17. Warrant Liabilities

	2017 Unsecured Convertible Debentures	US$25,000 Registered Direct Offering	US$20,000 Registered Direct Offering	Total
	$	$	$	$
Opening balance as at August 1, 2019	493	-	-	493
Issued	-	5,629	3,967	9,596
Exercised	(106)	-	-	(106)
(Gain) on revaluation of financial instruments	(387)	(3,712)	(2,434)	(6,533)
Balance as at July 31, 2020	-	1,917	1,533	3,450
Loss on revaluation of financial instruments	-	1,269	1,014	2,283
Balance as at July 31, 2021	-	3,186	2,547	5,733

The warrants are classified as a liability because the exercise price is denominated in US dollars, which is different to the functional currency of the Company. Losses (gains) on revaluation of the warrant liabilities are presented in Non-operating income (expenses) on the consolidated statements of loss and comprehensive loss.

USD$20,000 Registered Direct Offering - Warrants

On January 21, 2020, the Company closed a registered direct offering with institutional investors for gross proceeds of US$20,000. Under this offering, the Company originally issued 5,988,024 common share purchase warrants with an exercise price of US$2.45 per share with a five year-term. As a result of the share consolidation completed on December 18, 2020 (Note 22), the number of warrants outstanding was reduced to 1,497,007 and the exercise price was increased to US$9.80 per share. The warrant liability was measured at fair value using the Black-Scholes-Merton option pricing model (Level 2), using the following assumptions:
	As at July 31, 2021	As at July 31, 2020	Initial recognition January 20, 2020
Number of warrants	1,497,007	1,497,007	1,497,007
Share price	US$3.97	US$2.72	US$5.80
Expected life	2.5 years	2.5 years	2.5 years
Dividend	US $nil	US $nil	US $nil
Volatility	95%	97%	80%
Risk free rate	0.38%	0.22%	1.57%
Exchange rate (USD/CAD)	1.2462	1.3404	1.3116

US$25,000 Registered Direct Offering - Warrants

On December 31, 2019, the Company closed a registered direct offering with institutional investors for gross proceeds of US$25,000. Under this offering, the Company originally issued 7,485,032 common share purchase warrants with an exercise price of US$2.45 per share with a five year-term. As a result of the share consolidation completed on December 18, 2020 (Note 22), the number of warrants outstanding was reduced to 1,871,259 and the exercise price was increased to US$9.80 per share. The warrant liability was measured at fair value using the Black-Scholes-Merton option pricing model (Level 2), using the following assumptions:

HEXO Corp. 2021 Consolidated Financial Statements

	As at July 31, 2021	As at July 31, 2020	Initial recognition December 31, 2019
Number of warrants	1,871,259	1,871,259	1,871,259
Share price	US$3.97	US$2.72	US$6.36
Expected life	2.5 years	2.5 years	2.5 years
Dividend	US $nil	US $nil	US $nil
Volatility	95%	97%	79%
Risk free rate	0.38%	0.22%	1.71%
Exchange rate (USD/CAD)	1.2462	1.3404	1.2988

2017 Unsecured Convertible Debenture - Warrants

During the year ended July 31, 2020, 17,856 warrants were exercised prior to the expiry date of November 14, 2019, for cash proceeds of $72 (US$54), based on an exercise price of US$3.04.

18. Convertible Debentures

	Note	July 31,2021	July 31,2020
		$	$
Unsecured convertible debenture- March 2019	(a)	3,406	-
Unsecured convertible debenture- December 2019	(b)	33,089	28,969
Unsecured convertible notes	(c)	-	-
Total convertible debentures		36,495	28,969
Current		3,406	-
Non-Current		33,089	28,969

(a) Unsecured Convertible Debenture March 2019

Balance as at July 31, 2020	$-
Acquired on business combination	3,722
Interest payments	(372)
Interest expense	56
Balance as at July 31, 2021	$3,406

On June 1, 2021, the company completed its business acquisition of Zenabis (Note 15) which included the assumption of Zenabis' unsecured convertible debentures issued in March 2019. The debentures bear interest, payable in cash only, from the date of issue at 6.0% per annum, payable semi-annually on June 30 and December 31 of each year and are convertible at a price of $147.29 The convertible debenture is convertible, at the option of the holder, into common shares of the Company at any time prior to the close of business on the last business day immediately preceding the maturity date. During the two months ended July 31, 2021, the accretion expense recognized in interest expense was $56, and no unsecured convertible debentures were converted into common shares. Subsequent to year end, the debentures were repaid in full in cash of $3,461.

(b) Unsecured Convertible Debenture December 2019

Balance as at July 31, 2019	$-
Issued at amortized cost, net issuance costs	45,922
Conversion	(20,602)
Interest expense	6,854
Interest paid	(3,205)
Balance as at July 31, 2020	$28,969
Interest expense	7,331
Interest paid	(3,211)
Balance as at July 31,2021	$33,089

HEXO Corp. 2021 Consolidated Financial Statements

On December 5, 2019, the Company closed a $70,000 private placement of convertible debentures. The Company issued a total of $70,000 principal amount of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the "Debentures"). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $12.64 per share (the "Conversion Price"), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days' notice if the daily volume weighted average trading price of the common shares of the Company is greater than $30.00 for any 15 consecutive trading days.

The Company had the option to at any time on or before December 4, 2020, to repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest. Upon maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the payment date.

Early Conversion Inducement (common shares presented in pre 4:1 share consolidation figures)

In May 2020, the Company provided notice to all holders of the Debentures of an option to voluntarily convert their Debentures into units of the Company (the "Conversion Units") at a discounted early conversion price of $0.80 (the "Early Conversion Price") calculated based on the 5-day volume weighted average HEXO Corp. share price (the "VWAP") preceding the announcement. The VWAP utilised data from both the TSX and NYSE. Each Conversion Unit provided the holder one common share and one half common share purchase warrant (with an exercise price of $1.00 and term of three years). The early conversion occurred in two phases, the first being on June 10, 2020 followed by the second and final phase June 30, 2020. During phases one and two, $23,595 principal amount and $6,265 principal amount of the Debentures were converted under the Early Conversion Price into 29,493,750 and 7,831,250 common shares and 14,746,875 and 3,915,625 common share purchase warrants of HEXO Corp., respectively. The reduction of the conversion price to induce early conversion resulted in a loss of $54,283 during the year ended July 31, 2020, which is presented in Non-operating income (expense) in the statement of net loss. The loss is calculated as the difference between the fair value of the consideration the holders received on conversion under the revised terms and the fair value of the consideration the holders would have received under the original terms of the agreement.

On July 31, 2021, there remains $40,140 in principal debentures (July 31, 2020 - $40,140) outstanding. The accrued and unpaid interest as at July 31, 2021 was $483 (July 31, 2020 - $202).

(c) Unsecured Convertible Notes

Balance as at July 31, 2020	$-
Acquired on business combination	7,790
Debt repayment	(7,790)
Balance as at July 31, 2021	$-

On June 1, 2021, the Company completed its business acquisition of Zenabis (Note 15) and acquired unsecured convertible notes. The unsecured convertible notes were originally issued by the acquiree in October 2018 and matured on June 30, 2021. The notes bore interest of 6% and a conversion rate of $147.86. The notes were repaid subsequent to the close of the acquisition.
19. Senior Secured Convertible Note
	July 31, 2021	July 31, 2021
Senior Secured Convertible Note	US$	$
Opening balance, beginning of the year	-	-
Issued at fair value	407,284	491,714
Early conversions	(413)	(497)
Redemptions	(27,500)	(33,525)
Gain on fair value adjustment	(14,524)	(18,100)
Foreign exchange loss	-	15,081
Ending balance, end of the year	364,847	454,673
Unrecognized Day 1 Loss
Opening balance, beginning of the year	-	-
Unrecognized loss at issuance	(79,684)	(96,203)
Recognized loss	7,470	9,229
Ending balance, end of the year	(72,214)	(86,974)
Total balance, end of year, net	292,633	367,699
Current portion	292,633	367,699
Non-current	-	-

HEXO Corp. 2021 Consolidated Financial Statements

On May 27, 2021 (the "issuance date"), the Company issued a Senior Secured Convertible Note (the "Note") directly to an institutional purchaser and certain of its affiliates or related funds (collectively, the "Holder") at a principal amount of $434,628 (US$360,000). The Note was sold at a purchase price of $395,511 (US $327,600), or approximately 91% of the principal amount ("transaction price"). The Note bears no periodic cash interest payments and is repayable on May 1, 2023 (the "maturity date") at 110% of the principal amount, (the “Redemption Amount”), if not converted or redeemed earlier. The Redemption Amount on issuance date was $478,091 (US$396,000). The Company used a portion of the net proceeds of the Note to fund the Redecan Acquisition (Note 39).38). The Note is secured against the assets of HEXO Operations Inc. and, it’s subsidiaries, as well as the assets of HEXO USA Inc and it’s subsidiaries.

The Note can be converted in full or in part by the Holder into freely tradeable common shares of the Company at any time before the second last trading day before the maturity date at a conversion rate of 142.6533 common shares per US$1 ("conversion rate"). The Note includes different conversion and redemption options (summarized below) available to the Holder and the Company, subject to certain terms and limitations. At any given point, the beneficial ownership of the Holder in the Company is restricted to 9.99% (the "maximum ownership threshold"). Any conversion or redemption option exercised in common shares which would result in the Holder exceeding the maximum ownership threshold is null and void. Any outstanding payments due on maturity date will be settled in cash.

Other than the above-mentioned conversion feature, the Holder has the following conversion and redemption options available:

• Early Conversion Option: The Holder had the option to early convert the instrument up to $60,365 (US$50,000) at an early conversion rate during the fifteen trading day period following the announcement of the acquisition of Redecan which occurred on May 28, 2021. This was partially exercised by the Holder as shown in the table below. Under the terms of the Note, the Company was required to pay a cash amount equal to 10% of the principal amount converted, such that the Company effectively settled 110% of the principal amount.

• Optional Redemption Option: The Holder has the option to require monthly redemptions, of US$15,000 (or US$20,000 from October 2021 to September 2022) of the principal amount, on a monthly basis, plus any amounts deferred from any previous months up to US$50,000. These monthly redemptions can be settled in either cash or equity at 110% of the principal amount. However, in order to retain the right to settle the monthly redemptions in equity, the Company must meet certain conditions for each of the 20 previous trading days, including (i) a daily volume weighted average price per common share on the Nasdaq Capital Market ("VWAP") above US$5.00; (ii) a daily dollar trading volume (as reported on Bloomberg) of common shares over US $10,000 on the Nasdaq Capital Market; and (iii) the related equity issuance cannot result in the Holder exceeding a beneficial ownership greater than 9.99% of the common shares of the Company. In the event that these conditions are not met, the Company must seek a waiver from the Holder in order to settle each monthly redemption in equity ("Equity Condition Waiver"). If the Holder does not grant the Equity Condition Waiver, the monthly redemption is required to be settled in cash. Subsequent to year end, on October 22, 2021, the Company negotiated an amendment to the terms of the Note which resulted in reducing the daily VWAP attached to the Equity Condition Waiver condition from US$5.00 to US$1.50.

• Fundamental Change Repurchase option: The Holder can also require the Company to repurchase the convertible note in the event of a fundamental change as defined in the agreement.

The Company has the following conversion option:

• Forced Conversion: The Company has an option, subject to certain conditions, to force the holder to redeem the outstanding principal at a forced conversion price if the Daily VWAP is greater than 150% of the conversion price on each of 20 consecutive trading days after the issue date. The Company may elect to redeem all or a portion of the Principal Amount into common shares or cash. An additional amount of 5% of the Principal Amount at the time of the forced conversion will also be payable in cash by the Company to the Holder unless the Daily VWAP exceeds 175% of the conversion price for five days for each of the 20 previous trading days.

The conversion rate applied to equity settlements is calculated in reference to 88.0% of the lesser of (i) the average of the daily VWAPs during the five VWAP trading day period ending on the VWAP trading day immediately prior to the settlement date, and (ii) the fifteen VWAP trading day period ending on the VWAP trading day immediately prior to the settlement date.

Additionally, up until the date of shareholder approval of the Note, shortfall cash payments were required to be made by the Company on any redemptions made under the terms of the Note. Shareholder approval was obtained on August 28, 2021, and as such, no further cash shortfall payments will be required from that date. Shortfall cash payments settled in the period are disclosed below.

The Note includes a number of financial and non-financial covenants, including:

• a requirement to maintain US$95,000 on deposit with a collateral agent, a portion of which is set aside to fund the repayment of the Senior notes payable (Note 21(b)). On July 23, 2021, the Note was amended to reduce the collateral amount on deposit to US$80,000.

• Beginning for the quarter ending January 31, 2022, the Company will be subject to a minimum adjusted EBITDA covenant, as defined in the agreement.

The Note represents a hybrid instrument with multiple embedded derivatives requiring separation. The Note, as a whole, has been designated as FVTPL, as at least one of the derivatives does significantly modify the cash flows of the Note and it is clear with limited analysis that separation is not prohibited. The changes in fair value of the instrument are recorded in the Statement of loss with changes in credit spread being recognized through Other comprehensive income. The transaction costs of $18,078 (US$14,975) have been recognized in the statement of loss during the period.

HEXO Corp. 2021 Consolidated Financial Statements

The fair value of the Note at inception was $491,714 determined using the partial differential equation method with the following inputs; Share Price $6.53; Volatility 85%, Risk-free rate 0.227%; Credit spread 16.06%; Dividend yield $nil and Dilution 284.6 million common shares. The partial differential equation determines the fair value of the note by using an iterative approach to solve the differential equation that the instrument satisfies. The Note is classified as Level 2 in the fair value hierarchy.

The fair value of the Note at initial recognition was determined using a valuation technique that includes unobservable inputs. The Company identified a difference between the transaction price and the fair value of $96.2 million (US$79.7 million) (the "Day 1 loss"). The Company believes that time is the factor that market participants would take into account when pricing the note. Therefore, the unrecognized Day 1 loss is recognized on a straight line basis in the statement of net loss over the contractual life of the Note.

The following table represents the movement of redemption amounts in the year ended July 31, 2021. As disclosed above, redemptions are made at 110% of the principal amount owed.

	Shares Issued	Redemption Amount
		$
Balance, beginning of year	-	-

Issuances:
Initial issuance		478,091

Settlements:
Early conversion option	53,495	(497)
Optional redemption options	4,548,746	(33,525)

Foreign exchange loss	-	14,641
Balance, end of year	-	458,710

Shortfall cash payments of $3,893 are presented as share issuance costs in shareholders’ equity.

At July 31, 2021 the fair value of the Note was determined to be $454,673 and was fair valued using the following inputs; Share Price $3.98; Volatility 85%, Risk-free rate 0.327%; Credit spread 15.44%; and a Dividend $nil. The gain on fair value adjustments related to changes in credit spread amounted to $1,590 (July 31, 2020 - $nil).

An increase/decrease in the US$/CA$foreign exchange rate of 1% would result in a foreign exchange loss/gain adjustment of $4,547. Further, an increase/decrease of credit spread by 1% and share price of the Company by 10% would change the fair value of the instrument by $2,614 and $7,443 respectively.

The following table depicts amounts that can be demanded by the Holder in accordance with the monthly redemption option up to the instrument's maturity date, reflective of 110% of the principal amount of Note.

Fiscal Year	Redemption amount	Redemption amount
	US$	$
2022	253,000	315,289
2023	115,087	143,421
Total	368,087	458,710

HEXO Corp. 2021 Consolidated Financial Statements

20. Lease Liabilities

The following is a continuity schedule of lease liabilities for the years ended July 31, 2021 and 2020:

$
Balance at July 31, 2019	-
Adjustment on adoption of IFRS 16	21,360
Balance at August 1, 2019	21,360
Lease additions	9,030
Lease payments	(4,341)
Interest expense on lease liabilities	3,067
Balance at July 31, 2020	29,116
Assumed on business combination (Note 15)	17,059
Lease disposals	(789)
Lease payments	(4,835)
Interest expense on lease liabilities	3,334
Balance at July 31, 2021	43,885
Current	1,730
Non-current	42,155

The Company's leases consist of administrative real estate leases and a production real estate property. Effective August 1, 2020, the Company exited two real estate leases and the related lease liability was reduced, resulting in a gain of $181 recognized in Other income and losses on the consolidated statements of loss. During the year ended July 31, 2021 the associated right of use assets were impaired for a loss of 17,820 (Note 13). The Company expensed variable lease payments of $3,885 for the year ended July 31, 2021 (July 31, 2020 - $3,769).

The following table is the Company's lease obligations over the next five fiscal years and thereafter as at July 31, 2021:

Fiscal year	2022	2023 - 2024	2025 - 2026	Thereafter	Total
	$	$	$	$	$
Lease obligations	6,155	11,858	10,835	49,522	78,370

21. Loans and Borrowings

The following table is the Company's loans and borrowings as at July 31, 2021

		July 31, 2021	July 31, 2020
		$	$
Term Loan	(A)	-	29,930
Senior notes payable	(B)	50,159	-
RDC Loan	(C)	-	-
Total Loans and Borrowings		50,159	29,930
Current		50,159	29,930
Non-current		-	-

A.   Term Loan

On February 14, 2019, the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce ("CIBC") as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal as Co-Lead Arranger and Syndication Agent (together "the Lenders"). The Lenders provided the Company with up to $65,000 in secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range. The credit facility consisted of an up to $50,000 term loan ("Term Loan") and up to a $15,000 in a revolving credit facility which is limited to the Company's working capital assets available to support funded balances. The credit facility had a maturity date of February 14, 2022 and was secured against the Company's property, plant and equipment. The Company was to repay at minimum 2.5% of the initial amount drawn each quarter per the terms of the credit facility agreement. On February 14, 2019, the Company received $35,000 on the Term Loan and incurred financing costs of $1,347.

On July 31, 2020 the Company was not in compliance with an administrative banking covenant which mandated that the Company does not utilize a Canadian dollar operating bank account with any institution other than the Lenders. The Company was subject to the covenant 90 days after entering the syndicated credit facility on February 14, 2019. The Company received an amendment on October 29, 2020 allowing it to rectify this administrative breach by April 27, 2021. Due to the amendment being received after July 31, 2020 and within the three months ended October 31, 2020 the Company classified its Term Loan as a current liability on July 31, 2020. On April 30, 2021, the Company repaid the credit facility in full and therefore is no longer subject to the credit facility's financial or administrative covenants.

HEXO Corp. 2021 Consolidated Financial Statements

In the year ended July 31, 2021, total interest expenses were $990 (July 31, 2020 - $723) and total interest capitalized was $419 (July 31, 2020 - $896).

The following table illustrates the continuity schedule of the term loan as at July 31, 2021 and July 31, 2020:

		July 31, 2021	July 31, 2020
Term loan		$	$
Opening balance		30,625	34,125
Repayments		(30,625)	(3,500)
Ending balance		-	30,625
Deferred financing costs	$		$
Opening balance		(695)	(751)
Additions		(98)	(445)
Amortization of deferred finance costs		793	501
Ending balance		-	(695)
Total term loan		-	29,930
Current portion		-	29,930
Long-term portion		-	-

B. Senior Notes Payable

On June 1, 2021 as part of the Zenabis acquisition, the Company assumed senior notes which have a principal amount owing of $51,875 and a maturity date of March 31, 2025. The senior notes bear interest at 14% per annum calculated and compounded monthly in arrears and payable to the lender on the first day of each month. The debt is secured against the assets of Zenabis Global Inc and it’s subsidiaries.

Prior to the business acquisition of Zenabis, certain covenants were claimed by the lender to be in breach, and a demand for repayment was received by the borrower. Zenabis filed a petition on February 19, 2021 for a determination of the amount required to repay and terminate the senior notes and to obtain discharges of the debenture and related security (Note 31). Further, the senior notes contain a covenant that requires lender permission for a change in control event. This was not obtained prior to the close of the acquisition of Zenabis and as such, the debt remains in default. Accordingly, the senior notes have been classified as current debt and recorded initially at fair value at the business acquisition date and amortized cost thereafter.

The following table illustrates the continuity schedule of the senior notes payable as at July 31, 2021 and July 31, 2020:

	July 31,2021	July 31, 2020
	$	$
Opening Balance
Assumed on business combination	50,138	-
Interest paid	(1,210)	-
Interest expense	1,231	-
Closing Balance	50,159	-
Current portion	50,159	-
Long-term portion	-	-

The following table represents the loans and borrowings repayment schedule as at July 31, 2021:

July 31, 2022	$51,875
Thereafter	-
$51,875

C. RDC Loan

Balance as at July 31, 2020	$–
Acquired on business acquisition	2,056
Debt repayment	(2,056)
Balance as at July 31, 2021	$–

On June 1,2021 the Company completed its business acquisition of Zenabis (Note 15) and assumed a loan payable. The loan payable was originally issued by the acquiree in August 2017 and matures on August 30, 2027. The loan bore interest of 6%. The loan was repaid subsequent to the close of the acquisition.

HEXO Corp. 2021 Consolidated Financial Statements

22. Share Capital

(a) Authorized

An unlimited number of common shares and an unlimited number of special shares, issuable in series.

(b) Share Consolidation

The Company finalized the share consolidation on the basis of four pre-consolidation common shares for one post-consolidation common share (4:1) by way of shareholder approval at the annual and special meeting of shareholders held December 11, 2020 (the "Consolidation"). The Consolidation was effected by the filing of articles of amendment to the Company's articles under the Business Corporations Act (Ontario) on December 18, 2020. The purpose of the proposed share consolidation was to increase the Company's common share price to regain compliance with the US$1.00 minimum share price continued listing standard of the New York Stock Exchange.

All balances of common shares, common share purchase warrants, stock options and restricted share units herein are reflective of the Consolidation (unless otherwise noted).

(c) Issued and Outstanding

As at July 31, 2021, a total of 152,645,946 (July 31, 2020 - 120,616,441) common shares were issued and outstanding. No special shares have been issued or are outstanding.

		Number of shares	Share Capital
Balance at July 31, 2019		64,245,441	$799,706
June 2020 at the market offering	(ii)	8,235,620	33,263
May 2020 underwritten public offering	(iii)	15,985,000	43,495
April 2020 underwritten public offering	(iv)	14,950,000	22,928
January 2020 registered offering	(v)	2,994,012	21,073
December 2019 registered offering	(vi)	3,742,516	25,229
December 2019 private placement	Note 18	9,331,250	72,005
Exercise of options	Note 24	29,133	223
Exercise of warrants	Note 23	1,103,469	5,866
Balance at July 31, 2020		120,616,441	$1,023,788
May 2021 at the market offering, net	(i)	6,373,926	45,257
June 2020 at the market offering	(ii)	244,875	-
Senior secured convertible note[3], net	Note 19	4,602,241	29,540
Acquisition shares - Zenabis	Note 15	17,579,336	151,358
Transaction costs[2]	Note 15	448,639	3,612
Exercise of warrants	Note 23	2,146,931	9,932
Exercise of stock options	Note 24	410,051	3,213
Exercise of equity settled RSUs	Note 24	223,506	1,267
Balance at July 31, 2021		152,645,946	$1,267,967

1 Comparatives have been revised to reflect the December 8, 2020 4:1 share consolidation

2 Common shares issued as commission payment to brokers on business acquisition.

3 Issuance of equity on optional redemption payments.

(i) May 2021 At-the-market ("ATM") Offering

On May 11, 2021, the Company established an ATM equity program allowing the Company to issue up to $150,000 (or its US equivalent) of common shares to the public. The program ceased activity on May 25, 2021 and a total of approximately $46,987, (after foreign exchange gains) was generated through the issuance of 6,373,926 common shares in the year ended July 31, 2021. Issuance costs in the year ended July 31, 2021 were $1,730.

(ii) June 2020 At-the-market ("ATM") Offering

On June 16, 2020, the Company established an ATM equity program allowing the Company to issue up to $34,500 (or its US equivalent) of common shares to the public. The program closed on July 31, 2020 and a total of approximately $34,551 (after foreign exchange gains) was generated through the issuance of 8,235,620 common shares in the year ended July 31, 2020. On July 31, 2020 a receivable of $883 remained for irrevocable sales which occurred prior to year end and subsequently settled on August 5, 2020, at which time the remaining 244,875 shares were issued.

(iii) May 2020 Underwritten Public Offering

On May 21, 2020 the Company closed an underwritten public offering for total gross proceeds or $57,545 through the issuance of 15,985,000 units at a price of $3.60 per unit. Each unit contained one common share and one half common share purchase warrant at an exercise price of $4.20. The net contribution to share capital, after warrant reserve adjustment, was $46,547 and total issuance costs amounted to $3,052.

HEXO Corp. 2021 Consolidated Financial Statements

(iv) April 2020 Underwritten Public Offering

On April 13, 2020, the Company closed an underwritten public offering in which 14,950,000 units were issued at $3.08 a unit for total gross proceeds of $46,046. Each unit consisted of one common share and one common share purchase warrant at an exercise price of $3.84. The net contribution to share capital after warrant reserve was $25,863 and total issuance costs amounted to $2,936.

(v) January 2020 Registered Direct Offering

On January 22, 2020, the Company closed a registered direct offering in which 2,994,012 common shares were issued at US$6.68 each for total gross proceeds of $26,290 (US$20,000). Investors also received one half common share purchase warrant for each common share purchased at an exercise price of US$9.80. The net contribution to share capital, after warrant reserve adjustment, was $22,323 and total issuance costs amounted to $1,250.

(vi) December 2019 Registered Direct Offering

On December 31, 2020, the Company closed a registered direct offering in which 3,742,516 common shares were issued at US$6.68 each for total gross proceeds of $32,411 (US$25,000). Investors also received one half common share purchase warrant for each common share purchased at an exercise price of US$9.80.

23. Common Share Purchase Warrants

The following table summarizes warrant activity during the year ended July 31, 2021 and year ended July 31, 2020.

	July 31, 2021		July 31, 2020
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price[1]	warrants	exercise price[1]
Outstanding, beginning of year	33,379,408	$7.60	7,396,354	$39.80
Expired and cancelled	(535,889)	4.09	(3,889,871)	49.00
Issued on acquisition	5,970,370	14.59	-	-
Issued	-	-	30,976,394	4.96
Exercised	(2,146,931)	4.10	(1,103,469)	3.88
Outstanding, end of year	36,666,958	$8.85	33,379,408	$7.60
1 USD denominated warrant's exercise price have been converted to the CAD equivalent as at the period end for presentation purposes.

Of the Company's expired and cancelled warrants in the year ended July 31, 2021, 509,089 cancellations were due to cashless exercises of the Company's April 2020 and May 2020 warrants. In lieu of cash equal to the number of warrants exercised multiplied by the exercise price, the warrant holder forgoes the corresponding number of warrants which are effectively cancelled.

The following table summarizes the warrants issues during the years ended July 31, 2021 and July 31, 2020.

Issuance date	Exercise price	Warrants issued	Expiry period
December 31, 2019	US$9.80	1,871,259	5 years
January 22, 2020	US$9.80	1,497,007	5 years
April 13, 2020	$3.84	14,950,000	5 years
May 21, 2020	$4.20	7,992,500	5 years
June 10, 2020	$4.00	3,686,721	3 years
June 30, 2020	$4.00	978,907	3 years
Total issued during the year ended July 31, 2020		30,976,394
June 01, 2021	$3.96-$155.19	5,970,370	0.17-4 years
Total issued during the year ended July 31, 2021		5,970,370

All warrants issued during the year ended July 31, 2021 are related to replacement warrants issued upon the acquisition of Zenabis (Note 15).

The following is a consolidated summary of warrants outstanding as at July 31, 2021 and July 31, 2020.

HEXO Corp. 2021 Consolidated Financial Statements

	July 31, 2021		July 31, 2020
	Number outstanding	Book value	Number outstanding	Book value

Classified as Equity		$		$
June 2019 financing warrants
Exercise price of $63.16 expiring June 19, 2023	546,135	10,022	546,135	10,022
April 2020 underwritten public offering warrants
Exercise price of $3.84 expiring April 13, 2025	11,830,075	15,971	14,004,375	18,906
May 2020 underwritten public offering warrants
Exercise price of $4.20 expiring May 21, 2025	7,591,876	10,446	7,852,513	10,805
Conversion Unit warrants
Exercise price of $4.00 expiring June 10, 2023	3,686,721	11,427	3,686,721	11,426
Exercise price of $4.00 expiring June 30, 2023	978,907	1,928	978,907	1,928
Broker / Consultant warrants
Exercise price of $3.00 expiring November 3, 2021	18,905	34	43,905	78
Exercise price of $3.00 expiring March 14, 2022	23,571	66	23,571	66
Exercise price of $63.16 expiring June 19, 2023	15	-	15	-
Molson warrants
Exercise price of $24.00 expiring October 4, 2021	2,875,000	42,386	2,875,000	42,386
Issued in connection with business acquisition
Exercise price of $3.96 expiring April 23, 2025	631,322	4,232	-	-
Exercise price of $5.64 expiring September 23, 2025	1,228,873	7,902	-	-
Exercise price of $8.47 expiring October 30, 2025	43,856	261	-	-
Exercise price of $9.03 expiring June 25, 2025	3,205,378	18,236	-	-
Exercise price of $11.29 expiring January 27, 2023	356,689	1,195	-	-
Exercise price of $78.16 expiring August 21, 2022	15,992	3	-	-
Exercise price of $102.71 expiring August 21, 2022	24,338	2	-	-
Exercise price of $151.24 expiring September 27, 2021	14,617	-	-	-
Exercise price of $155.19 expiring April 17, 2022	226,422	1	-	-

	33,298,692	124,112	30,011,142	95,617
Classified as Liability
US$25m Registered Direct Offering Warrants
Exercise price of US$9.80 expiring December 31, 2024	1,871,259	3,185	1,871,259	1,917
US$20m Registered Direct Offering Warrants
Exercise price of US$9.80 expiring January 22, 2025	1,497,007	2,548	1,497,007	1,533
	3,368,266	5,733	3,368,266	3,450
	36,666,958	129,845	33,379,408	99,067

24. Share-based Compensation

Omnibus Plan

The Company has a share option plan (the "Former Plan"), adopted in July 2017, that was administered by the Board of Directors who established exercise prices and expiry dates. Expiry dates are up to 10 years from issuance, as determined by the Board of Directors at the time of issuance. On June 28, 2018, the Board of Directors put forth a new share option plan (the "Omnibus Plan") which was approved by shareholders on August 28, 2019. Unless otherwise determined by the Board of Directors, options issued under both the Former Plan and Omnibus Plan vest over a three-year period. The maximum number of common shares reserved for issuance for options that may be granted under the Omnibus Plan is 10% of the issued and outstanding common shares or 15,264,595 common shares as at July 31, 2021 (July 31, 2020 - 12,061,644). The Omnibus plan is subject to cash and equity settlement, the Former Plan , Newstrike plan and Zenabis plan are subject to equity settlements. Options issued prior to July 2018 under the outgoing plan and the options assumed through the acquisition of Newstrike and Zenabis do not contribute to the available option pool reserved for issuance. As of July 31, 2021, the Company had 10,624,759 issued and outstanding under the Omnibus Plan, 780,429 issued and outstanding under the Former Plan and 612,955 issued and outstanding under the assumed plan from business combinations.

HEXO Corp. 2021 Consolidated Financial Statements

Stock Options

The following table summarizes stock option activity during the year ended July 31, 2021 and the year ended July 31, 2020.

	July 31, 2021		July 31, 2020
	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price
Opening balance	7,503,691	$16.30	6,072,245	$23.48
Granted	5,273,906	5.21	2,986,507	6.48
Replacement options issued	905,902	3.81	-	-
Forfeited	(630,473)	12.80	(1,145,610)	22.20
Expired	(624,832)	25.95	(380,318)	36.64
Exercised	(410,051)	3.00	(29,133)	4.60
Closing balance	12,018,143	$10.63	7,503,691	$16.30

The following table summarizes the stock option grants during the year ended July 31, 2021 and July 31, 2020:

		Options granted
Grant date	Exercise price ($)	Executives and directors	Non-executive employees	Total	Vesting terms	Expiry period
October 29, 2019	13.20	207,259	683,068	890,327	Terms A	10 years
January 29, 2020	7.20	-	73,255	73,255	Terms A	10 years
April 28, 2020	2.76	225,000	641,331	866,331	Terms A	10 years
June 26, 2020	4.08	763,756	183,103	946,859	Terms A	10 years
July 28, 2020	3.84	-	209,735	209,735	Terms A	10 years
Total		1,196,015	1,790,492	2,986,507
October 30, 2020	3.88	349,652	315,358	665,010	Terms A	10 years
December 22, 2020	5.44	380,673	960,100	1,340,773	Terms A	10 years
April 28, 2021	7.54	-	85,389	85,389	Terms A	10 years
June 17, 2021	7.43	75,000	45,613	120,613	Terms A	10 years
July 29, 2021	5.24	580,164	2,481,957	3,062,121	Terms A	10 years
Total		1,385,489	3,888,417	5,273,906

Vesting terms A - One-third of the options will vest on each of the one-year anniversaries of the date of grant over a three-year period.

The following table summarizes information concerning stock options outstanding as at July 31, 2021.

Exercise price	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average remaining life (years)
$2.32-$10.76	8,292,550	8.82	1,853,536	6.30
$15.56-$26.16	1,576,409	7.79	1,779,478	7.33
$28.52-$34.00	2,141,186	7.40	474,040	7.50
$47.36-$234.76	7,998	0.35	7,333	0.32
	12,018,143		4,114,387

Restricted Share Units ("RSUs")

Under the Omnibus Plan, the Board of Directors is authorized to issue RSUs up to 10% of the issued and outstanding common shares, inclusive of the outstanding stock options. At the time of issuance, the Board of Directors establishes conversion values and expiry dates, which are up to 10 years from the date of issuance. The restriction criteria of the units are at the discretion of the Board of Directors and from time to time may be inclusive of Company based performance restrictions, employee-based performance restrictions or no restrictions to the units.

The following table summarizes RSU activity during the year ended July 31, 2021 and the year ended July 31, 2020.

	July 31, 2021		July 31, 2020
	Value of units on		Value of units on
	Units	grant date	Units	grant date
Opening balance	587,108	$8.41	-	$-
Granted	24,008	3.17-7.17	609,636	8.52
Replacement units issued	223,506	8.61	-	-
Exercised - equity settled	(223,506)	8.61	-	-
Exercised - cash settled	(25,483)	5.62-8.60	-	-
Forfeited	(34,801)	11.76	(22,528)	11.76
Closing balance	550,832	$7.91	587,108	$8.41

HEXO Corp. 2021 Consolidated Financial Statements

The following table summarizes the RSUs granted during the year ended July 31, 2021 and the year ended July 31, 2020.

		RSUs granted
Grant date	Unit value	Executive and directors	Non-executive employees	Vesting terms	Expiry period
October 29,2019	11.76	357,111	-	Terms A	10 years
June 26, 2020	3.96	252,525	-	Terms A	10 years
Total		609,636
October 30, 2020	$3.16	7,161	-	Terms A	10 years
June 17, 2021	7.17	9,413	-	Terms A	10 years
July 29, 2021	5.38	7,434	-	Terms A	10 years
Total		24,008

Vesting terms A - One-third of the units vest on each of the one-year anniversaries for the first three years after the grant date.

Share-based Compensation

Share-based compensation is measured at fair value at the date of grant and are expensed over the vesting period. In determining the amount of share-based compensation, the Company used the Black-Scholes-Merton option pricing model to establish the fair value of stock options and RSUs granted at the grant date by applying the following assumptions:

	July 31, 2021	July 31, 2020
Exercise price (weighted average)	$17.03	$26.04
Share price (weighted average)	$17.19	$26.44
Risk-free interest rate (weighted average)	1.24%	1.79%
Expected life (years) of options (weighted average)	5	5
Expected annualized volatility (weighted average)	85%	75%

Volatility was estimated using the average historical volatility of the Company and comparable companies in the industry that have trading history and volatility history.

For the year ended July 31, 2021, the Company allocated to inventory $1,506, (July 31, 2020 - $6,105) of share-based compensation applicable to direct and indirect labour in the cultivation and production process.

The cash-settled share-based compensation liability is presented in Other liabilities. The following table summarizes the Company's equity-settled and cash-settled share- based payments for the year ended July 30, 2021 and 2020.

	July 31, 2021	July 31, 2020
	$	$
Stock option share-based compensation	12,863	31,503
RSU share-based compensation	287	-
Total equity-settled share-based compensation	13,150	31,503

RSU share-based compensation	127	393
Total cash-settled share-based compensation	127	393

25. Net Loss per Share

The following securities could potentially dilute basic net loss per share in the future but have not been included in diluted loss per share because their effect was anti-dilutive:

Instrument	July 31, 2021	July 31, 2020
Stock options	12,018,143	7,503,690
RSUs	550,832	587,108
Acquired and reissued warrants	5,747,487	-
2019 June financing warrants	546,135	546,135
US$25m registered direct offering warrants	1,871,259	1,871,259
US$20m registered direct offering warrants	1,497,007	1,497,007
2020 April underwritten public offering warrants	11,830,075	14,004,375
2020 May underwritten public offering warrants	7,591,876	7,852,513
Warrants issued under conversion of debentures	4,665,628	4,665,628
Joint venture issued warrants	2,875,000	2,875,000
Convertible debenture broker/finder warrants	42,491	67,491
	49,235,933	41,470,206

HEXO Corp. 2021 Consolidated Financial Statements

26. Financial Instruments

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to any investments of cash and cash equivalents. The Company may invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at July 31, 2021, the Company has $50,159 in notes payable (July 31, 2020 - $29,930) (Note 21) that bear interest at a fixed rate and therefore are not subject to interest risk (July 31, 2020 - not material). The Company hold senior secured convertible debt (Note 19) that bears no cash interest and is repayable at a fixed rate of 110% of the face value.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices.

Financial assets

The Company's level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities is based on quoted market prices, which the shares of the investments can be exchanged for.

Financial liabilities

The Company elected an early conversion option in the year ended July 31, 2020 in which $29,860 of the aggregate principal amount of its 8% unsecured convertible debentures (Note 18) were converted, which partially mitigates the Company's Price Risk.

The Company obtained an amendment to the Senior secured convertible notes equity condition (subsequent to July 31, 2021) effectively reducing the equity conditions market price threshold allowing the Company increased discretion over redemption payments to be repaid in cash or equity (Note 19). The sensitivity of the Senior secured convertible note due to price risk is disclosed in Note 19.

If the July 31, 2021 fair value of these financial assets and liabilities were to increase or decrease by 10% the Company would incur a related increase or decrease to Comprehensive loss of an estimated $37,100 (July 31, 2020 - no material impact). The price risk exposure as at July 31, 2021 and July 31, 2020 is presented in the table below.

	July 31, 2021	July 31, 2020
	$	$
Financial assets	2,492	2,692
Financial liabilities	(373,432)	(3,450)
Total exposure	(370,940)	(758)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's cash held in escrow, restricted cash and trade receivables. As at July 31, 2021, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents, restricted funds and cash held in escrow are held with three Canadian commercial banks that hold Dun & Bradstreet credit ratings of AA (July 31, 2020 - AA), an American commercial bank with a credit rating of A- and $111 is held with a credit union that does not have a publicly available credit rating. Certain restricted funds in the amount of $29,999 are managed by an insurer and are held as a cell captive within a Bermuda based private institution which does not have a publicly available credit rating, however the utilized custodian is Citibank which holds a credit rating of A+.

The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and Alberta. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the year ended July 31, 2021 is $66 (July 31, 2020 - $35).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

The carrying amount of cash and cash equivalents, cash held in escrow, restricted cash and trade receivables represents the maximum exposure to credit risk and as at July 31, 2021; this amounted to $522,908 (July 31, 2020 - $211,860). Subsequent to July 31, 2021 the cash held in escrow has been utilized to fund the Redecan acquisition (Note 38).

HEXO Corp. 2021 Consolidated Financial Statements

The following table summarizes the Company's aging of trade receivables as at July 31, 2021 and July 31, 2020:

	July 31,	July 31,
	2021	2020
	$	$
0-30 days	22,971	15,253
31-60 days	12,390	2,972
61-90 days	1,435	412
Over 90 days	625	789
Total	37,421	19,426

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the year ended July 31, 2021, the Company's recorded sales to the crown corporations; Société québécoise du cannabis ("SQDC") the Ontario Cannabis Store ("OCS") and the Alberta Gaming, Liquor and Cannabis agency ("ALGC") representing 42%, 20% and 14%, respectively (July 31, 2020 - one crown corporation representing 70%) of total applicable periods net cannabis sales.

The Company holds trade receivables from the crown corporations SQDC, OCS and the AGLC representing 13%, 29% and 13%, respectively, of total trade receivable, respectively as at July 31, 2021 (July 31, 2020 - the two crown corporations SQDC and OCS representing 47% and 25% of total trade receivables, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due (See note 2 - Going Concern). The Company manages liquidity risk by reviewing on an ongoing basis, its capital requirements. As at July 31, 2021, the Company has $67,462 (July 31, 2020 - $184,173) of cash and cash equivalents and $37,421 (July 31, 2020 -$19,426) in trade receivables. The Company has current liabilities of $503,638 on the statement of financial position. As well the Company has contractual commitments of $18,244 due before July 31, 2022. The Company has restricted funds to satisfy debt of $50,159, presented in current liabilities (Note 6).  The maturity analysis of undiscounted cash flows for lease obligation and convertible debentures is disclosed in Note 20 and Note 18 respectively.

Current financial liabilities include the Company's obligation on the senior secured convertible note (Note 19). The Company plans to settle this liability in equity. However, if the Company is unable to meet the requirements Equity Condition Waiver (Note 19) the Holder may demand settlement in cash.  The analysis of potential cash outflow to redeem the Note up to the earliest maturity date is given below. Subsequent to the year-end, the Company settled the optional redemption payments for August 2021, September 2021 and October 2021 in equity. The Company has also received a cash settlement waiver for the May 2023 and November 2021 optional redemptions.

The following table provides an analysis of contractual maturities for financial liabilities.

Fiscal year	2022	2023	2024	2025	Thereafter	Total
	$	$	$	$	$	$
Accounts payable and accrued liabilities	63,557	-	-	-	-	63,557
Excise taxes payable	6,591	-	-	-	-	6,591
Loans and borrowings	60,297	-	-	-	-	60,297
Convertible debentures	6,716	41,273	-	-	-	47,989
Undiscounted future lease payments	6,155	5,785	6,073	5,561	54,796	78,370
	143,316	47,058	6,073	5,561	54,796	256,804

Senior secured convertible note[1]	315,289	143,421	-	-	-	458,710
Total	458,605	190,479	6,073	5,561	54,796	715,514

1 The senior secured convertible note has been valued using the July 31, 2021 US/CAD foreign exchange rate. The Company’s ability to settle the note in equity or cash is dependent upon meeting certain conditions as stated in Note 19.

Foreign Currency Risk

On July 31, 2021, the Company holds certain financial assets and liabilities denominated in United States Dollars ("US$") which consist of cash and cash equivalents, cash in escrow, restricted funds, the senior secured convertible note and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at July 31, 2021, approximately $434,838 (US$348,931) (July 31, 2020 - $42,981 (US$57,652)) of the Company's cash and cash equivalents was in US. A 1% change in the foreign exchange rate would result in a change of $4,348 to the unrealized gain or loss on foreign exchange or on the gain or loss on financial instrument revaluation of US denominated warrants. Subsequent to year end, cash held in escrow has been utilized to fund the acquisition of Redecan (Note 38).

HEXO Corp. 2021 Consolidated Financial Statements

The Company's Senior secured convertible note is denominated in US$. The Company plans to settle this debt in equity. However, if the Company is unable to meet the equity settlement condition or secure cash settlement waivers, the settlement may entail cash outflow.  The sensitivity of the Senior secured convertible note due to foreign currency risk is disclosed in Note 19.

27. Operating Expenses by Nature

The following table disaggregates the selling, general and administrative expenses as presented on the Statement of Loss and Comprehensive Loss into specified classifications based upon their nature:

For the year ended	July 31, 2021	July 31, 2020
	$	$
Salaries and benefits	21,116	12,202
Professional fees	11,962	9,811
Facilities	6,550	6,895
Selling, general and administrative	13,915	14,409
Consulting	4,379	7,425
Travel	265	2,051
Total	58,187	52,793

The following table summarizes the nature of share-based compensation in the period:

For the year ended	July 31, 2021	July 31, 2020
	$	$
General and administrative related share-based compensation	10,945	24,650
Marketing and promotion related share-based compensation	786	1,140
Total operating expense related share-based compensation	11,731	25,790
Share based compensation capitalized to inventory	1,505	6,105
Total share-based compensation	13,236	31,895

The following table summarizes the total payroll related wages and benefits by nature in the period:

For the year ended	July 31, 2021	July 31, 2020
	$	$
General and administrative related wages and benefits	21,116	12,202
Marketing and promotion related wages and benefits	5,543	5,625
Research and development related wages and benefits	2,706	2,717
Total operating expense related wages and benefits	29,365	20,544
Wages and benefits capitalized to inventory	14,993	21,128
Total wages and benefits	44,358	41,672

28. Other Income and Losses

For the year ended	July 31, 2021	July 31, 2020
	$	$
Interest and financing expenses	(32,124)	(10,043)
Interest income	1,601	1,902
Interest income (expense), net	(30,523)	(8,141)

Revaluation of warrant liabilities	(2,283)	6,533
Share of loss from investment in associates and joint ventures	(6,505)	(6,331)
Loss on Unsecured Convertible Debentures - December 2019	-	(54,283)
Fair value gain/(loss) on convertible debenture	1,260	(4,806)
Fair value loss on senior secured convertible note	(7,478)	-
Unrealized gain/(loss) on investments	1,994	(12,880)
Realized gain on investments	-	24
Foreign exchange gain/(loss)	9,108	1,392
Other income	4,763	2,531
Non-operating income (expense), net	859	(67,820)

29. Related Party Disclosure

Compensation of Key Management

HEXO Corp. 2021 Consolidated Financial Statements

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company's operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors.

Compensation provided to key management during the year was as follows:

For the year ended	July 31, 2021	July 31, 2020
	$	$
Salary and/or consulting fees	2,321	3,069
Termination benefits	1,008	1,043
Bonus compensation	800	42
Stock-based compensation	6,800	15,702
Total	10,929	19,856

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Related Parties and Transactions

Belleville Complex Inc.

The Company holds a 25% interest in Belleville Complex Inc. ("BCI") with the related party Olegna Holdings Inc., a company owned and controlled by a director of the Company, holding the remaining 75% in BCI. BCI purchased a configured 2,004,000 sq. ft. facility through a $20,279 loan issued and repaid during the year ended July 31, 2019. The Company will be the anchor tenant for a 15-year lease, with an option to renew for 15 years and additional space to rent. The Company has also subleased a portion of the space to Truss Limited Partnership (Note 11). Consideration for the 25% interest on the joint venture is deemed $nil. The carrying value of BCI as at July 31, 2021 is $798 (July 31, 2020 - $nil).

The Company leases a space in Belleville from a related party BCI, that supports its manufacturing activities and is based in Belleville, Ontario. Under this lease arrangement, the Company incurred $5,369 in lease and operating expenses during the year ended July 31, 2021 (July 31, 2020 - $7,511). This lease liability is recognized on the Company's balance sheet under IFRS 16 (Note 20).

Truss LP

The Company owns a 42.5% interest in Truss LP and accounts for the interest as an investment in an associate (Note 11).

The Company subleases section of its Belleville lease to Truss LP this sublease is recognized as a finance lease receivable on the Company's balance sheet (Note 8). The Company recognizes a recovery on its partnership with Truss LP in Other receivables and Other income.

Under a Temporary Supply and Services Agreement ("TSSA") with Truss LP, the Company produces and packages cannabis infused beverages in the CIB Facility (located at the Belleville Facility) and in the Gatineau Facility, an markets and sells beverages for the legal adult-use markets in Canada, in each case subject to the terms of its regulatory approvals and applicable laws, all for its own account and as a stand-alone division of HEXO. Truss LP applied to be a licensed producer of Cannabis during the period, but until the time where Truss LP obtains all regulatory approval required under the Cannabis Act (Canada), the TSSA will remain in place. Under the TSSA, Truss LP will be an exclusive supplier to the Company of all property and all services required to carry on the business, other than specific services which are required to be provided by HEXO.

As a result of this arrangement, there is a net payable to Truss of $6,928 at July 31, 2021 (July 31, 2020 - $1,247). During the year ended July 31, 2021, the Company purchased $7,624 (July 31, 2020 - $2,159) of raw materials from Truss LP under the arrangement and received $1,844 (July 31, 2020 - $2,531) of Income.
30. Capital Management

The Company's objectives when managing capital are to (1) safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and (2) maintain an optimal capital structure to reduce the cost of capital.

Management defines capital as the Company's shareholders' equity and interest-bearing debt. The Board of Directors does not establish quantitative return on capital criteria for management. The Company has not paid any dividends to its shareholders. The Company is not subject to any externally imposed capital requirements other than the covenants related to the Company's debt instruments as set out in Notes 18 and 19.

As at July 31, 2021, total managed capital was $732,265 (July 31, 2020 - $556,676).

HEXO Corp. 2021 Consolidated Financial Statements

31. Commitments and Contingencies

COMMITMENTS

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

Some of these contracts have optional renewal terms that the Company may exercise at its option. The annual minimum payments payable under these obligations over the next five fiscal years and thereafter are as follows:

$
July 31, 2022	18,244
July 31, 2023	3,846
July 31, 2024	3,474
July 31, 2025	2,429
July 31, 2026	5,802
Thereafter	13,472
47,267

See Note 20 for recognized contractual commitments regarding the Company's lease obligations under IFRS 16.

LETTERS OF CREDIT

The Company holds a five-year letter of credit with a Canadian financial institution to provide a maximum of $250 that amortizes $50 annually until its expiry on July 14, 2024. As at July 31, 2021, the remaining balance of the letter of credit is $200, was not drawn upon and is secured by cash held in collateral (Note 6).

On August 1, 2020, the Company reissued a pre-existing letter of credit with a Canadian financial institution under an agreement with a public utility provider entitling the utility provider to a maximum of $2,581, subject to certain operational requirements. The letter of credit has a one-year expiry from the date of issuance with an auto renewal feature. On January 1, 2021, the letter of credit was reduced to $2,352 by way of amendment. The letter of credit has not been drawn upon as at July 31, 2021. The letter of credit is secured by cash held in collateral (Note 6).

CONTINGENCIES

The Company may be, from time to time, subject to various administrative and other legal proceedings arising in the ordinary course of business.  Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated. While the following matters are ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims.

As of July 31, 2021, the Company and its Chief Executive Officer are defendants in a putative class-action lawsuit pending in the Québec Superior Court brought on behalf of certain purchasers of shares of the Company and filed on November 19, 2019. The lawsuit asserts causes of action for misrepresentations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO's prospectus, public documents and public oral statements between April 11, 2018 and November 15, 2019.  The allegations relate to: (1) statements made by the Company regarding its agreement with the Province of Québec to supply cannabis; (2) statements made by the Company regarding its acquisition of Newstrike, particularly the licensing of the Newstrike facilities and the forecasted synergies and/savings from the Newstrike acquisition; (3) statements made by the Company about the net revenues in Q4 2019 and fiscal year 2020; and (4) the certifications by Sebastian St-Louis and the underwriters of the Company. The plaintiffs seek to represent a class comprised of Québec residents who acquired the Company's securities either in an Offering (primary market) or on the secondary market during such period and seek compensatory damages for all monetary losses and costs. The amount claimed for damages has not been quantified and no accrual has been made as at July 31, 2021 (July 31, 2020 - $nil).

As of July 31, 2021, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens' Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products' labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

HEXO Corp. 2021 Consolidated Financial Statements

On June 1, 2021, by way of the business acquisition of Zenabis, the Company assumed senior notes payable and the following litigation with the associated lender of the notes (Note 21b). Upon closing the acquisition of Zenabis, the Company was in default under the debenture due to the failure to obtain the lenders consent for a change of control. On February 19, 2021, Zenabis filed a petition in the Supreme Court of British Columbia for a determination of the amount required to repay and terminate the debenture and to obtain discharges of the debenture and related security. The lender took the position that the amount to discharge the debenture and related securities was approximately $72,000. The Company believes the amount is approximately $53,000, which has been provided for in the consolidated financial statements. Under the senior secured convertible note agreement (Note 19), the Company has restricted funds to satisfy this liability (Note 6). The difference largely relates to whether a prepayment fee and default fees are payable under the debenture and to the amount to buyout and discharge of a revenue based royalty liability. The petition was heard on March 29, March 30, March 31, April 1, April 15 and May 14, 2021. The Judge's decision remains on reserve and no indication as to the likely timing of its release has been provided.

ONEROUS CONTRACT

During the year ended July 31, 2020, the Company recognized a $4,763 onerous contract provision related to a fixed price supply agreement for the supply of certain cannabis products. The supply agreement is currently the subject of legal proceedings as disclosed above. The costs and purchase obligations under the contract exceed the economic benefits expected to be received. The related loss has been included in operating expenses in the year ended July 31, 2020. The onerous contract liability remains as at July 31, 2021.

32. Fair Value of Financial Instruments

The fair values of the financial instruments as at July 31, 2021 are summarized in the following table:

		Amortized
		cost		FVTPL		Total
Assets		$		$		$
Cash and cash equivalents		67,462		-		67,462
Restricted funds		132,246		-		132,246
Trade receivables		37,421		-		37,421
Commodity taxes recoverable and other receivables		13,549		-		13,549
Lease receivable - long term		4,453		-		4,453
Long - term investments		-		2,492		2,492
Liabilities	$		$		$
Accounts payable and accrued liabilities		63,557		-		63,557
Warrant liability		-		5,733		5,733
Convertible debt- current		3,406		-		3,406
Convertible debt		33,089				33,089
Senior secured convertible note - current		-		367,699		367,699
Loans and borrowings - current		50,159				50,159
Other long-term liabilities(1)		-		520		520

1 Financial liability designated as FVTPL.

The fair values of the financial instruments as at July 31, 2020 are summarized in the following table:

		Amortized
		cost		FVTPL		Total
Assets		$		$		$
Cash and cash equivalents		184,173		-		184,173
Restricted funds		8,261		-		8,261
Trade receivables		19,426		-		19,426
Commodity taxes recoverable and other receivables		16,773		-		16,773
Lease receivable - long term		3,865		-		3,865
Long - term investments		-		3,209		3,209
Liabilities	$		$		$
Accounts payable and accrued liabilities		32,451		-		32,451
Warrant liability		-		3,450		3,450
Convertible debentures		28,969		-		28,969
Term loan - current		29,930		-		29,930
Other long-term liabilities(1)		-		393		393

1 Financial liability designated as FVTPL.

The carrying values of cash and cash equivalents, restricted funds, cash held in escrow, short term investments, trade and other receivables, lease receivables, accounts payable and accrued liabilities, lease liabilities and term loan approximate their fair values due to their relatively short periods to maturity.

HEXO Corp. 2021 Consolidated Financial Statements

33. Non-Controlling Interest

The change in non-controlling interests is as follows.

	July 31, 2021	July 31, 2020
Balance, Beginning of year	$3,379	$-
Non-controlling interest acquired on business combination	(1,340)	-
Partnership contributions	81	3,379
Share of comprehensive loss for the period	(133)	-
Balance, End of year	$1,987	$3,379

Keystone Isolation Technology Inc

The Company holds a 60% interest in Keystone Isolation Technology Inc. ("KIT") which is intended to principally operate out of Belleville Facility, and the remaining 40% represents the non-controlling interest held by Chroma Global Technologies Ltd (the "Partner"). Under the terms of the shareholder agreement, the Company has contributed cash of $4,699 (USD$3,100). During the year ended July 31, 2021, the Partner contributed capital equipment in-kind of $371 as required under the terms of the shareholders agreement. There remains approximately $325 of an in-kind commissioning contribution to satisfy the acquisition terms of the shareholders agreement. KIT had no revenues or expenses during the year ended July 31, 2021 and the year ended July 31, 2020.The following table summarizes the information relating to the Company's non-controlling interest in KIT.

	July 31, 2021	July 31, 2020
Current assets	$-	$-
Non-current assets	8,651	7,455
Current liabilities	-	-
Non-current liabilities	-	-
Non-controlling interest (%)	40%	40%
Non-controlling interest	$3,460	$3,379

ZenPharm Limited

The Company holds a 60% interest in ZenPharm Limited ("ZenPharm") obtained through the acquisition of Zenabis on June 1, 2021. ZenPharm was formed to service the European medical cannabis market. The following table is the summarized financial information of ZenPharm

July 31, 2021
Current assets	$313
Non-current assets	141
Current liabilities	(3,233)
Non-current liabilities	-
Accumulated deficit	(133)
Non-controlling interest (%)	40%
Non-controlling interest	$(1,475)

34. Revenue from Sale of Goods

The Company disaggregated its revenues from the sale of goods between sales of cannabis beverages ("Cannabis beverage sales") and dried flower, vapes, and other cannabis products ("Cannabis sales excluding beverages"). The Company's cannabis beverage sales are derived from the Cannabis Infused Beverage ("CIB") line, which was established in order to manufacture, produce and sell cannabis beverage products. CIB operates under the Company's cannabis licensing and in compliance with Health Canada and the Cannabis Act's regulations. The Company has assessed the beverage revenue stream to be realized by the Company and presented on a gross basis as defined under IFRS 15. The Company will continue to operate CIB until Truss has obtained its independent licensing to cultivate and manufacture cannabis, at which point the operations will shift to Truss.

HEXO Corp. 2021 Consolidated Financial Statements

For the year ended		July 31, 2021			July 31, 2020
Revenue stream	Cannabis sales excluding beverages	Cannabis beverage sales[1]	Total	Cannabis sales excluding beverages	Cannabis beverage sales	Total
	$	$	$	$	$	$
Retail	143,098	15,821	158,919	101,713	2,851	104,564
Medical	1,769	-	1,769	3,299	-	3,299
Wholesale	2,458	-	2,458	995	-	995
International	9,935	-	9,935	1,291	-	1,291
Total revenue from sale of goods	157,260	15,821	173,081	107,298	2,851	110,149

1 See Note 38 Subsequent Event - Truss Beverage Received Manufacturing Cannabis Licensing.

During the year ended July 31, 2021 the Company incurred $3,736 (July 31, 2020 - $6,942) of net sales provisions and price concessions.

35. Segmented Information

The Company operates under one material operating segment. Substantially all property, plant and equipment and intangible assets are located in Canada.

36. Operating Cash Flow

The following items comprise the Company's operating cash flow activity for the periods herein.

For the year ended	July 31, 2021	July 31,2020
	$	$
Items not affecting cash
Income tax recovery	(397)	(6,023)
Depreciation of property, plant and equipment	6,097	6,072
Depreciation of property, plant and equipment in cost of sales	8,601	3,567
Amortization of intangible assets	2,050	3,939
Loss on convertible debentures	6,218	4,806
Unrealized gain on changes in fair value of biological assets	(51,499)	(29,356)
Unrealized fair value adjustment on investments	(1,994)	12,880
Amortization of deferred financing costs	793	56
Interest and other income	5,837	9,921
Loss on induced conversion of debenture	-	54,283
Accretion of convertible debenture	4,075	-
Non-cash finance and transaction fees	21,690	-
Loss on investment	-	(24)
License depreciation and prepaid royalty expenses	118	389
Write-off of inventory and biological assets	2,182	5,055
Write down of inventory to net realizable value	2,927	68,319
Realized fair value amounts on inventory sold	31,767	40,910
Loss from investment in associate and joint ventures	6,505	6,331
Share-based compensation	14,859	25,790
Revaluation of financial instruments (gain)/loss	2,283	(6,533)
Impairment losses	20,230	299,484
Loss on onerous contract	-	4,763
Loss on long lived assets and disposal of property, plant and equipment	1,358	3,855
Gain on exit of lease	(789)	-
Foreign exchange gain	(11,648)	-
Total items not affecting cash	71,263	508,484

Changes in non-cash operating working capital items
Trade receivables	(14,203)	267
Commodity taxes recoverable and other receivables	5,197	(784)
Prepaid expenses	(106)	5,717
Inventory	(52,539)	(100,492)
Biological assets	53,678	28,493
Accounts payable and accrued liabilities	8,848	6,623
Excise taxes payable	(444)	3,627
Total non-cash operating working capital	431	(56,549)

Additional supplementary cash flow information is as follows:

For the year ended	July 31, 2021	July 31, 2020
	$	$
Property, plant and equipment in accounts payable	1,152	19,751
Right-of-use asset additions	17,059	24,405
Capitalized borrowing costs	1,269	2,385
Interest paid	5,618	2,527

HEXO Corp. 2021 Consolidated Financial Statements

37. Income Taxes

Income tax expense recognized in comprehensive loss consists of the following components:

	July 31, 2021	July 31, 2020
Current tax for the year	$22	$-
Adjustments of previous years	-	-
Total	$22	$-

Components of deferred income tax expense (recovery):

	July 31, 2021	July 31, 2020
Origination and reversal of temporary differences	$(14,659)	$(98,141)
Difference between statutory tax rate and deferred tax rate	(249)	2,555
Change in temporary difference for which no deferred tax assets are recorded	14,489	89,563
Deferred income tax (recovery)	$(419)	$(6,023)

The Company's expected tax rate is different from the combined federal and provincial income tax rate in Canada. These differences result from the following elements:

	July 31, 2021	July 31, 2020
Expected tax rate	26.50%	26.54%
Earnings before income taxes	$(115,159)	$(552,512)

Expected tax benefit resulting from loss	(30,517)	(146,637)

Adjustments for the following items:
Tax rate differences	(652)	2,555
Permanent differences	8,696	48,965
Change in temporary differences for which no tax assets are recorded	22,148	89,094
True up and other	(72)	-
	$(397)	$(6,023)

The following is a reconciliation of the deferred tax assets and liabilities recognized by the Company:

	Opening	Recognize	Business	Recognized in	Ending
	August 1, 2020	in income	Combination	equity	July 31, 2021
	$	$	$	$	$
Taxable temporary differences	10,415	(14,701)	(310)	(421)	(5,017)
Biological assets	(1,330)	724	-	-	(606)
Inventory	(5,088)	1,514	(7,276)	-	(10,850)
Loss carryforward	-	14,028	14,665	-	28,693
Financing costs	-	(2,738)	2,738	-	-
Intangible assets	(3,997)	1,592	(9,951)	-	(12,356)
Net deferred tax asset (liability)	-	419	(134)	(421)	(136)

	Opening	Recognized in	Recognized in	Ending
	August 1, 2019	income	equity	July 31, 2020
	$	$	$	$
Taxable temporary differences	6,858	3,557	-	10,415
Biological assets	(1,514)	184	-	(1,330)
Inventory	(2,920)	(2,168)	-	(5,088)
Loss carryforward	23,369	(23,369)	-	-
Financing costs	721	(721)	-	-
Intangible assets	(32,537)	28,540	-	(3,997)
Net deferred tax asset (liability)	(6,023)	6,023	-	-

Deferred income taxes reflect the impact of loss carryforwards and of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. At July 31, 2021 deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

HEXO Corp. 2021 Consolidated Financial Statements
	July 31, 2021	July 31, 2020
	$	$
Deductible temporary differences	11,556	8,328
Taxable temporary differences	26,444	8,412
Investments	17,030	14,890
Losses carried forward	278,115	255,635
Research and development expenditures	1,817	669
Fixed Assets, intangibles and other assets	114,384	52,852
Financing costs	40,401	22,599
	489,747	363,385

The Company has approximated non-capital losses available to reduce future years' federal and provincial taxable income which expires as follows:

$
2022	219
2023	281
2024	164
2025	748
2026	632
2027	104
2028	2,092
2029	1,350
2030	75
2031	2,867
2032	3,018
2033	4,030
2034	1,772
2035	2,413
2036	12,889
2037	37,244
2038	64,821
2039	57,938
2040	157,595
2041	24,764
Indefinite	1,179
376,195

38. Subsequent Events

Transfer of US Stock exchange Listing from NYSE to the Nasdaq

On August 13, 2021, the Company applied to transfer its U.S. stock exchange listing from the New York Stock Exchange to the Nasdaq. The transfer was completed on August 24, 2021, at which point the common shares of HEXO began trading as a Nasdaq-listed security with the shares continuing to trade under the symbol "HEXO".

Closing of Underwritten Public Offering for US$144.8M

On August 24, 2021, the Company closed an underwritten public offering for total gross proceeds of US$144,786. The Company sold 49,080,024 units of the Company at a price of US$2.95 per unit under this offering. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant of the Company. Each full warrant is exercisable to acquire one common share of the Company for a period of five years following the closing date of the Offering at an exercise price of US$3.45.

Acquisition of Redecan

On August 30, 2021 the Company completed its acquisition of all of the outstanding shares of the entities that carry on the business of Redecan, a privately-owned licensed producer which serves the Canadian adult-use and medical markets. At closing, HEXO paid the selling shareholders of Redecan $400,000 in cash and delivered 69,721,116 newly issued common shares of HEXO with an approximate value of $214,043. Upon closing the acquisition of Redecan, Peter James Montour joined the Company board of directors. Will Montour will act as non-voting observer on the board of directors, until his election to the board in accordance with the investor rights agreement undertaken at acquisition.

The transaction is expected to be treated as business acquisition under IFRS 3, accounted for using the acquisition method.

Acquisition of 48North Cannabis Corp.

On September 1, 2021, HEXO completed the acquisition of 48North Cannabis Corp. ("48North"), a licensed cannabis producer that serves the Canadian medical and adult-use markets with a brand portfolio that includes: 48North, Trail Mix and Latitude.

HEXO Corp. 2021 Consolidated Financial Statements

The Company acquired all issued and outstanding common shares of 48North at a conversion rate of one common share of 48North to 0.02366 of a HEXO common share. The total number of shares acquired and reissued were 5,352,005 with an approximate value of $16,951. Shares of 48North were de-listed from the TSX Venture Exchange on September 2, 2021.

The transaction is expected to be treated as business acquisition under IFRS 3, accounted for using the acquisition method.

Truss Beverage Co. Receives Manufacturing Cannabis Licensing

On October 1, 2021, Truss LP received their cannabis manufacturing licenses from Health Canada. As of the date of these financial statements, the Company continues to assess the financial and accounting impact of Truss Beverage Co. receiving their cannabis manufacturing license. The Company is in the process of establishing a new agreement between the Company and Truss LP which may result in the Company acting as an agent, facilitating sales between Truss LP and our customers, and therefore the Company would likely cease recording such sales on a gross basis.